Avocent.

THE RIGHT SOLUTION



FOR YOUR DATA CENTER

2003 ANNUAL REPORT

Avocent Corporation is a leading supplier of connectivity solutions for enterprise data centers, service providers, and financial institutions worldwide. Branded products include KVM switching, extension, remote access, wireless, and video display solutions. The Company's stock is traded on the Nasdaq Stock Market under the stock symbol "AVCT." Additional information, including investor relations information and our SEC filings on Forms 10-K and 10-Q, is available at: www.avocent.com

Corporate Headquarters

Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805
Tel: 256.430.4000
www.avocent.com

Operations Centers

Huntsville, AL
Redmond, WA
Shannon, Ireland

Research and Development Centers

Charlotte, NC
Chelmsford, MA
Escondido, CA
Huntsville, AL
Phoenix, AZ
Redmond, WA
Salt Lake City, UT
Shannon, Ireland
Steinhagen, Germany
Sunrise, FL

Sales Offices

Austin, TX
Beijing, China
Bracknell, UK
Breite, Switzerland
Brisbane, Australia
Chelmsford, MA
Diegem, Belgium
Escondido, CA
Guangzhou, China
Helsinki, Finland
Hong Kong
Huntsville, AL
London, UK
Madrid, Spain
Milan, Italy
Paris, France
Redmond, WA
Rotterdam, Netherlands
Salt Lake City, UT
Shanghai, China
Shannon, Ireland
Singapore
Steinhagen, Germany
Stockholm, Sweden
Sunrise, FL
Tokyo, Japan
Toronto, Canada

OSA Technologies, Inc.

San Jose, CA
Shanghai, China
Taipei, Taiwan

Dear Shareholder:

Avocent reported record revenues and net income in 2003. **Our improved results were due to increased demand across product lines, distribution channels, and geographic markets. Our sales have grown every year since the formation of Avocent, and are a tribute to the continuing contributions made by our employees throughout the Company in building our shareholder value.** >

2003 Highlights

Sales increased 16.7% to $304.2 million, margins rose 600 basis points to 56.5%, and operational income was up over 40% to $59.4 million at year end 2003 compared with the prior year. We accomplished these results in a soft economy and are encouraged by the outlook for increased IT spending in 2004.

We continued to invest in our operations, research and development, and acquisitions of new technology. During 2003, we accomplished many goals including the implementation of a global enterprise resource planning (ERP) system for our U.S. operations, ISO certification at all Avocent locations, expanding our training program to reach every single employee, and the implementation of a Balanced Scorecard initiative to improve the way we set targets and measure our performance at Avocent.

We invested almost $19 million in capital projects during 2003. This included a significant investment in an ERP system that integrates every aspect of our day-to-day operations to improve the way we manage our business. We expect to extend the ERP system to our international operations in 2004.



Our investments in new technologies and product development are an important part in building Avocent's market leadership in the industry. We were early pioneers in KVM and extension devices. In recent years, we added extension devices that connect directly to the PCI bus and devices that can be controlled remotely around the world. In late 2003, we introduced the industry's first wireless extension device, the LongView® Wireless extender.

We invested $29.8 million in research and development in 2003, a 12% increase from the prior year. Our R&D programs remain focused on developing new products, enhancing existing products and reducing the cost of existing products. We increased the number of engineering labs to improve completion time of new products. These efforts yielded solid results in terms of lower costs and higher product margins in 2003.

We announced two acquisitions valued at approximately $15 million in the second half of 2003 and an acquisition in March 2004 valued at approximately $107 million. We completed the acquisition of Soronti, Inc. in November 2003, expanding our expertise in embedded solutions for server management. We closed the Crystal Link Technologies, Inc. acquisition in early January 2004. Crystal Link's expertise in wireless technology will accelerate Avocent's development of wireless for KVM switching and extension products. We closed the acquisition of OSA


A HISTORY OF
innovation
wireless KVM
digital-analog integrated access
on-screen menus
digital serial over IP
analog matrix switching
remote KVM connectivity
multi-platform switching
extension over CAT 5
1981
2004



COMPLETE DATA CENTER ACCESS AND CONTROL

TCP/IP

KVM SOLUTIONS ELIMINATE THE NEED FOR EXTRA KEYBOARDS, MONITORS AND MICE AND ALLOW BUSINESSES TO SAVE CRITICAL SPACE IN THEIR DATA CENTERS. KVM switching systems provide access and control of multiple racks of servers from a single console, as well as control from remote locations. Our patented KVM over IP switching systems eliminate distance limitations and provide 24/7 access and control to any number of servers or serial devices in your data center.



Technologies, Inc. in April 2004. OSA is the world's leading provider of IPMI (Intelligent Platform Management Interface) embedded manageability firmware and software. The combination of OSA's technology and expertise with our current embedded KVM solutions builds on our strategy of providing a common management interface to enable automation of the monitoring, configuration, and provisioning of server room devices. We believe these embedded technologies will extend Avocent's growth opportunities beyond our traditional KVM products.

We completed the year in the strongest financial condition in our history. We had no long-term debt. Cash flow from operations exceeded $82 million in 2003 and provided funding for our two acquisitions, research and development, and our capital expenditures. We ended the year with $308 million in cash, cash equivalents, and investments. We are positioned well to continue our investments in our products, infrastructure, and acquisition opportunities to build future shareholder value.

Record Financial Results

Net sales rose 17% to $304.2 million compared with $260.6 million in 2002. We recorded higher sales from domestic and international customers. U.S. sales accounted for 60% of 2003 revenues and international for 40%. We experienced growth in branded and OEM products. Sales of branded products benefited from excellent demand for our proprietary digital, AMX series, and SwitchView products. OEM sales benefited from higher sales of our analog and digital products. Sales of new products, those in production one year or less, accounted for approximately 15% of 2003 sales.

Gross profit for 2003 was a record $171.8 million, up 30.4% from the prior year. Our gross margin increased to 56.5% in 2003 compared with 50.5% in 2002. The increase in profitability was due to an improved product mix, increased leverage of expenses, and lower manufacturing costs of key products.

We also showed solid growth in operating income as we gained increased efficiency in our overhead costs. Selling, general and administrative expenses declined to 23.1% of revenues in 2003 from 25.7% in 2004. We believe we have opportunities for further improvements as we benefit from the newly implemented ERP system and Balanced Scorecard initiatives.



Wireless Connectivity





AVOCENT IS RESPONSIBLE FOR THE MAJOR ENHANCEMENTS THAT HAVE BECOME STANDARDS IN THE INDUSTRY, INCLUDING THE INDUSTRY'S FIRST WIRELESS KVM EXTENDER. This solution wirelessly connects monitors (VGA, SVGA, XGA), keyboards, mice and audio devices to any computer, up to 100 feet away --- without cables. Its industry standard design makes this solution compatible with virtually any PC, display technology and operating system.



GAAP net income for 2003 increased over three and one-half times to $38.5 million, or $0.81 per share, compared with $10.7 million, or $0.24 per share, in 2002. The results for 2003 included approximately $20.8 million of intangible amortization, merger-related expenses, and a gain on sale of certain investment securities compared with $31.6 million of similar expenses in 2002.

2004 Objectives Focus on Growth

Avocent is the technology leader for KVM devices, and following the OSA acquisition, we are now the IPMI leader. Our leadership position is fueled by the largest research and development initiatives in the industry. Our objectives for 2004 are focused on strengthening our products and our market position.

We plan to continue the shift to digital and embedded products. We believe that Avocent has extensive opportunities to extend the markets for our products through digital technology. This includes our focus on lowering the cost of digital products and broadening the devices we control in the server room environment. We are continuing our work on embedded solutions and technologies, and we are working closely with major OEMs in this area. Our marketing sights are set on expanding our penetration of European and Asian markets for KVM and adding new original design manufacturing partners for our IPMI and embedded solutions. We ended 2003 with the best international sales performance in our history, and we believe these markets provide significant opportunities for expansion. Finally, we remain interested in acquiring companies and technology that can leverage or expand our opportunities for complementary products and solutions.



The entire Avocent team is focused on these objectives with the goal of building long-term shareholder value. We look forward to reporting on our progress in 2004.

Finally, let me personally invite you to attend our Annual Shareholders Meeting, which will be on June 10 in Huntsville. You will receive more information on this meeting with our proxy statement.

John R. Cooper

President and Chief Executive Officer

April 2004

Advanced KVM Switching, Optimal Video and Increased Access




TCP/IP

THE AVOCENT ANALOG MATRIX SYSTEM OFFERS ADVANCED KVM SWITCHING, OPTIMAL VIDEO PERFORMANCE AND THE ABILITY TO ADD REMOTE DIGITAL ACCESS. This complete solution is the new choice for expanding server installations. Avocent provides advanced solutions for our customers to effectively manage their network devices. We give our customers flexible choices for data center access and control.



Directors

John R. Cooper
Chairman of the Board, President and Chief Executive Officer Avocent Corporation

Harold D."Harry" Copperman
President and Chief Executive Officer of HDC Ventures, Inc.

Francis A. "Fran" Dramis, Jr.
E-Commerce & Security Officer for Bell South Corporation

Edwin L. Harper
Member of the Board of Directors of Ditech Communications Corporation

William H. McAleer
Managing Director of Voyager Capital

Stephen F. Thornton
Former Chairman of the Board, President and Chief Executive Officer Avocent Corporation

Doyle C. Weeks
Executive Vice President of Group Operations and Business Development Avocent Corporation

David P. Vieau
President and Chief Executive of Officer of A123 Systems, Inc.

Senior Officers

John R. Cooper
President and Chief Executive Officer

Doyle C. Weeks
Executive Vice President of Group Operations and Business Development

William A. Dambrackas
Senior Vice President of Advanced Technology

R. Byron Driver
Senior Vice President of Operations

Gary R. Johnson
Senior Vice President of Global Sales

Kieran MacSweeney
Senior Vice President and Managing Director of International Operations

Richard L. Moore
Senior Vice President of Wireless Technology

Mark Lee
Senior Vice President and President and CEO of OSA Technologies, Inc.

C. David Perry
Senior Vice President for Global Marketing and OEM Sales

Douglas E. Pritchett
Senior Vice President of Finance, Chief Financial Officer, Treasurer, and Assistant Secretary

Samuel F. Saracino
Senior Vice President of Legal and Corporate Affairs, General Counsel, and Secretary

Christopher L. Thomas
Senior Vice President of Engineering

Corporate Information

Corporate Offices
Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805
256.430.4000

Stock Information
The common stock of Avocent Corporation is traded on the Nasdaq Stock Market's National Market under the symbol AVCT.

Independent Auditors
PricewaterhouseCoopers LLP
Birmingham, Alabama

Registrar and Transfer Agent
Mellon Investor Services LLC
Overpeck Center
85 Challenger Road
Ridgepark, New Jersey 07660
1.800.635.9270
www.mellon-investor.com
Inquiries regarding stock transfers, lost certificates, or address changes should be directed to the registrar and transfer agent at the address above.

Shareholder Inquiries and Availability of 10-K Report
The Company has filed Form 10-K with the Securities and Exchange Commission for the year ended December 31, 2003. A copy of the report is available to shareholders free of charge at www.avocent.com or upon written request to:
Investor Relations
Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805

Avocent™

2003 Annual Report Financial Section

Table of Contents

Selected Financial Data

(Amounts in thousands, except per share data)

	2003	2002	2001	2000	1999
Net sales	$ 304,238	$ 260,600	$ 255,911	$ 222,372	$ 107,288
Net income (loss) *	$ 38,547	$ 10,738	$ (320,466)	$ (130,556)	$ 21,243
Basic per share income (loss)	$ 0.83	$ 0.24	$ (7.22)	$ (3.92)	$ 0.94
Diluted per share income (loss)	$ 0.81	$ 0.24	$ (7.22)	$ (3.92)	$ 0.90
Total assets	$ 660,763	$ 568,607	$ 547,198	$ 815,246	$ 104,314

* For the periods presented, we recognized charges for acquired in-process research and development expenses for the following mergers and acquisitions: $94.0 million for Apex Inc. and Cybex Computer Products Corp. in 2000, $4.6 million for Equinox Systems Inc. in 2001, $6.0 million for 2C Computing, Inc. in 2002 and $3.9 million for Soronti, Inc. in 2003 (see note 3 to the financial statements). Additionally, we recorded an impairment charge of $195.4 million in 2001 as a reduction in the remaining carrying value of goodwill arising from the merger of Apex and Cybex (see note 8 to the financial statements). Effective January 1, 2002, we adopted SFAS No. 142 and ceased amortizing goodwill created from mergers and acquisitions. However, prior to the adoption of FASB 142, we recorded $52.8 million of goodwill amortization during the year ended December 31, 2000 and $111.0 million during the year ended December 31, 2001.

Dividend Policy

We have not declared or paid any cash dividends in the past and, for the foreseeable future, we expect to retain earnings to finance the expansion and development of our business. The payment of dividends is within the discretion of our Board of Directors and will depend on our earnings, capital requirements and operating and financial condition, among other factors.

Price Range of Common Stock; Holders of Record

Our common stock is quoted on The Nasdaq National Market System under the symbol "AVCT." The following table shows the high and low sales prices of our common stock for each quarterly period within the last two fiscal years as reported by the Nasdaq National Market System.

	High	Low
Quarter ended December 31, 2003	$ 39.53	$ 29.50
Quarter ended September 26, 2003	$ 33.38	$ 24.11
Quarter ended June 27, 2003	$ 33.85	$ 22.33
Quarter ended March 28, 2003	$ 29.80	$ 21.68
Quarter ended December 31, 2002	$ 25.45	$ 11.86
Quarter ended September 27, 2002	$ 18.45	$ 12.39
Quarter ended June 28, 2002	$ 28.07	$ 13.45
Quarter ended March 29, 2002	$ 27.71	$ 20.55

As of March 5, 2004, there were 254 holders of record of our common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This Annual Report contains forward-looking statements, including, without limitation, statements relating to our future business prospects and economic conditions in general, statements regarding our engineering and design activities, the development and introduction of new products and technologies, and the size, growth, and leadership of the potential markets for these products and technologies in the future, statements relating to future product demand and our future sales, earnings, gross profit and profit margins, income, and expenses, statements regarding international growth and sales, statements about the timing, implementation, and benefits of our new ERP system, statements about manufacturing efficiencies and shareholder value in the future, and statements regarding acquisition and transaction costs and adjustments. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, the risks associated with general economic conditions, risks attributable to future product demand, sales, and expenses, risks associated with product design efforts, risks associated with reliance on a limited number of component suppliers and single source components, the loss of one of our OEM customers, a reduction or fluctuations in sales of our OEM or branded products, intense competition and new products and technologies from existing and new competitors, risks related to obtaining and protecting our intellectual property rights, fluctuations in foreign currencies, risks related to integration of acquisitions, and other risks detailed in our annual and quarterly filings with the Securities and Exchange Commission.

Overview

Avocent Corporation was formed as a result of merger in July 2000 between Apex Inc. and Cybex Computer Products Corporation, which was accounted for as an acquisition of Cybex by Apex. Our acquisitions include Equinox Systems Inc. in January 2001, 2C Computing, Inc. in August 2002, Soronti, Inc. in November 2003, and Crystal Link Technologies in January 2004.

We design, manufacture, sell, and license analog and digital KVM (keyboard, video and mouse) switching systems, serial connectivity devices, extension, wireless extension, and remote access products, and technologies for the computer industry. Data center managers and network administrators have increasingly complex and growing server populations, and our analog, digital, and serial switching solutions, as well as our extension and remote access products and technologies, help them manage multiple servers and serially controlled devices from a single local or remote console consisting of a keyboard, video monitor, and mouse. Specifically, our products can provide significant cost reductions including lower initial investment, reduced utility costs, and space savings, as well as more efficient technical support capabilities.

We provide "plug and play" switching systems for many network administration, management, and storage problems faced by corporate customers, data centers, and server farms. Our switching solutions include products and technologies sold or licensed under the Avocent, Apex, Cybex, Equinox brands, including our AMXTM, AutoView™, DS Series™, SwitchView®, OutLook®,LongViewTM, and XP®4000 Series products. Our switching systems and solutions help facilities managers and network administrators access multiple servers and serially controlled devices from one or more centralized or remote consoles, consolidate hardware requirements, and provide direct hardwired connections between the switch and the attached servers to facilitate access to those servers, even when the network is down. Our Equinox branded products add high-performance, reliable, and affordable server-based products for serial and dial-up access applications. The Equinox SuperSerial™ product line provides serial communications for security, commercial point-of-sale, process control, industrial automation, data collection, remote access, fax servers, Internet access, and custom applications. Our Digital Desktops product line includes the Cstation™ product. Initial applications for Cstation include financial trading floors where space is at a premium, industrial plant control environments that benefit from remote computers due to harsh or unsecured environments, and government installations that require high security afforded through the remote location of the computer and hard disk.

We introduced several additions to our product lines during 2003. Our product introductions included the SwitchView® IP, which is a hardware solution that allows remote access to be added to current analog KVM switching solutions, the SwitchView® USB, which is directed at the home office and small business user providing the ability to use a single keyboard, monitor, and mouse to access up to four computers and multiple USB devises, and the LongViewTM Wireless, which allows for wireless control of monitors, keyboards, mice, and audio devices on a computer up to 100 feet away.

Management's Discussion and Analysis of Financial Condition and Results of Operations

A substantial portion of our revenue is derived from sales to a limited number of OEMs who purchase our switching systems on a private-label or branded basis for integration and sale with the their own products, sales through our reseller and distributor network, and sales to a limited number of direct customers. Sales to our OEM customers accounted for 46% of sales in each of 2003, 2002, and 2001. Sales to our branded customers accounted for 54% of sales in each of 2003, 2002, and 2001. We do not have contracts with many of our OEM and branded customers, and in general, they are obligated to purchase products from us only pursuant to binding purchase orders. The loss of, or material decline in orders from, our OEM customers would have a material adverse effect on our business, financial condition, results of operations, and cash flows. Our top five customers include both OEM and branded customers, and accounted for 64% of sales in 2003, 65% of sales in 2002, and 55% of sales in 2001.

We sell products to dealers, end-users, and OEMs in the United States, Canada, Europe, and Asia as well as in other foreign markets. Sales within the United States accounted for approximately 60% of 2003 sales, 60% of 2002 sales, and 62% of 2001 sales. Sales outside of the United States accounted for 40% of 2003 sales, 40% of 2002 sales, and 38% of 2001 sales. Sales to customers in the United Kingdom, including the European distribution facility for one of our OEM customers, accounted for 10% of 2003 sales, 15% of 2002 sales, and 15% of 2001 sales. No other country accounted for more than 10% of 2003, 2002, or 2001 sales.

With continued industry-wide initiatives to reduce all channel inventories and to shorten lead times, trends with our major customers are, generally, to reduce the number of weeks of forward-committed firm orders. This trend continues to affect our business with certain distributors, OEMs and other server manufacturers, and we believe that it will continue to make our future sales more difficult to predict and inventory levels more difficult to manage.

We continue to experience significant price competition in the market for all of our products, and we expect that pricing pressures will continue in the future. In addition, general economic conditions are not as predictable as they were in prior years and we expect our revenue growth rate to fluctuate in relation to economic conditions and IT related spending trends. Depending on future general economic conditions and other factors, our revenue could decline in the future.

We implemented a new enterprise resource planning system in the fourth quarter of 2003 at our United States locations, and we plan to implement the system at our international locations during 2004. We have capitalized the development and implementation costs of the new system to date and have begun depreciating the costs for the system used in the United States. As of December 31, 2003, $9.9 million had been capitalized for this new system and $6.9 million had been placed in service for locations in the United States. We expect the new system to provide many benefits, including more detailed information to improve the ways we manage inventory, customer relationships, and operating expenses on a timelier basis.

We received ISO 9001:2000 registration for our global business processes during the first quarter of 2003. We believe ISO registration will become a requirement for doing business with several of our OEM customers.

Our stockholders approved the adoption of the Avocent Corporation 2003 Stock Option Plan at the annual meeting of stockholders held in June 2003. Under the 2003 Stock Option Plan, 2.0 million shares of our common stock are reserved for issuance and we have issued approximately 496,000 options under this plan through December 31, 2003. We filed a registration statement on Form S-8 to register the shares authorized for issuance under this plan during the fourth quarter of 2003. Additionally, our Board of Directors approved the adoption of the Avocent Corporation 2003 Inducement Award Plan in the fourth quarter of 2003. Under the Inducement Award Plan, 500,000 shares of our common stock are reserved for issuance to new employees. We have issued approximately 142,000 options under this plan through December 31, 2003.

Many of our executive officers and directors are vested in significant amounts of options to purchase shares of our common stock and continue to vest in additional shares on a regular basis. These officers and directors have informed us that they have sold, and may sell additional, shares of our common stock to provide liquidity and diversify their portfolios.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Our consolidated statements of operations, stockholders' equity, and cash flows reflect the results of acquired companies from the respective dates of acquisition. Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

The following table sets forth, for the periods indicated, selected statement of operations data expressed as a percentage of net sales:

	Years Ended December 31,		
	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of sales	43.5	49.5	58.6
Gross profit	56.5	50.5	41.4
Operating expenses:			
Research and development expenses	9.8	10.2	8.8
Acquired in-process research and development expense and other acquisition costs	1.3	2.3	1.8
Selling, general and administrative expenses	23.1	25.7	29.2
Amortization of intangible assets	7.2	8.5	51.9
Impairment write-down of intangible assets	–	–	76.4
Total operating expenses	41.4	46.7	168.1
Income (loss) from operations	15.1	3.8	(126.7)
Net investment income	1.6	2.2	2.5
Net realized investment gains (losses)	0.9	(0.1)	(2.1)
Other expense, net	(0.1)	(0.1)	(0.1)
Income (loss) before provision for (benefit from) income taxes	17.5	5.8	(126.4)
Provision for (benefit from) income taxes	4.8	1.7	(1.2)
Net income (loss)	12.7%	4.1%	(125.2)%

Years Ended December 31, 2003 and 2002

Net sales. Our net sales consist of sales of keyboard, video, and mouse console switching systems, digital connectivity solutions, serial connectivity devices, wireless extension products, and extension and remote access solutions. Net sales increased 17% to $304.2 million for 2003 from $260.6 million for 2002. This increase in sales resulted from increased demand from our OEM and branded customers across all geographic regions. OEM sales for 2003 increased 17% over 2002, and branded sales for 2003 increased 17% over 2002. OEM sales were 46% of sales for both 2003 and 2002, while branded sales accounted for 54% of sales for both 2003 and 2002. Continued strong demand for our digital product line contributed to our sales growth. The primary contributor to the growth of our digital product revenue was the introduction of the OEM versions of our digital product line in mid 2002. Sales of our digital solutions accounted for $114.8 million or 37.7% of sales in 2003 compared with $64.1 million or 24.6% of sales for 2002. Our analog line of products also contributed to our sales growth with contributions from our OEM line of analog products and our high-end analog solution, the AMXTM.

Sales were strong in the United States and internationally. Sales within the United States were 60% of sales in both 2003 and 2002, while international sales accounted for 40% of sales in both 2003 and 2002. Sales in the U.S. increased 17% from $155.6 million in 2002 to $182.1 million in 2003, while international sales increased 16% from $105.0 million in 2002 to $122.1 million in 2003. This increase in sales in the U.S. can be attributed to the stabilization of spending in the technology sector of the economy, the strengthening of our branded sales, and the strong sales of our digital and analog OEM solutions. The strength in our international sales was most evident in the European and the Asia Pacific regions, where both branded and OEM sales were strong. We believe the overall strength in these regions is the result of our increased investments in international sales and marketing programs over the past two years.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We believe that our revenue will continue to grow and we anticipate revenue growth of approximately 13% to 17% in 2004. To achieve these results, we expect our digital product sales to continue to increase as a percentage of sales in 2004, and we expect contributions from new products planned in our AMX, midrange, and SwitchView product families as well as from our embedded solutions. We anticipate that these new product offerings will drive increased revenues in both our OEM and branded business. Other factors supporting our projected sales growth are positive trends in our international business and reported increases in spending for information technology in the U.S. Key assumptions underlying our expectation of sales growth is that the IT spending climate will continue to improve and that there will be no material change in our competitive environment. Our business is seasonal, and we expect revenue to be flat to down 7% from the fourth quarter of 2003 to the first quarter of 2004.

Gross profit. Gross profit may be affected by a variety of factors, including: the ratio of sales among our distribution channels, as OEM sales have lower gross margins than our branded sales; absorption of fixed costs as sales levels fluctuate; product mix, raw materials, and labor costs; new product introductions by us and by our competitors; and the level of our outsourcing of manufacturing and assembly services. Gross margins improved significantly to 56.5% in 2003 from 50.5% in 2002. Gross margin in 2003 benefited from higher sales of our digital solutions, which typically have a higher margin than our analog products, and accounted for almost 38 % of sales in 2003 compared to 25% of sales in 2002. Gross margins also benefited from changing contract manufacturers to achieve lower costs for a significant portion of our business. Our margins also benefited from a full year of sales of our AMX product, which has a higher gross margin than our other analog products and only began shipping in the third quarter of 2002. These factors were offset in part by price reductions granted to certain OEM customers and larger discounts given to certain new international resellers as we continue to expand the regions where we sell our products. Margins were positively affected by our efforts both to lower product costs through product redesigns that eliminated costly components and to reduce costs in our supply chain.

We expect gross margins to average between 55% and 57% in 2004, while remaining flat in the first quarter of 2004 as compared to the fourth quarter of 2003. Overall, we believe that we are not likely to be able to maintain such high margins in the long term as we expect competitive and customer pressures may result in lower gross margins than we experienced in the last half of 2003. We expect continued cost reductions from engineering redesigns and price reductions from our contract manufacturers to help offset the adverse impact from competitive and customer pressures in the coming year.

Research and development expenses. Research and development expenses include compensation for engineers, support personnel, outside contracted services and materials costs, and are expensed as they are incurred. Research and development expenses were $29.8 million, or 9.8% of net sales in 2003, compared to $26.5 million, or 10.2% of net sales in 2002. The increase in the amount spent on research and development can be attributed to an increase in the number of engineers, and an increase in materials, certification, and testing of products currently in development. The increase in headcount was the result of hiring software engineers to support the software embedded within our expanding suite of digital offerings and the addition of engineers through our acquisitions. In addition, we continued to enhance our existing engineering test labs and establish new labs in order to improve completion time for developing and testing new products. We believe that the timely development of innovative products and enhancements to existing products is essential to maintaining our competitive position. For 2004, we expect research and development expense to stabilize as a percentage of sales and be in the 9.0% to 9.5% range. For the first quarter of 2004, we expect research and development expense to increase slightly from the fourth quarter of 2003 due to a full quarter of costs from the Soronti and Crystal Link acquisitions.

Acquired in-process research and development expense and other acquisition costs. Acquisition related expenses in 2003 are comprised solely of the write-off of $3.9 million of in-process research and development expense related to the acquisition of Soronti. Acquisition related expenses in 2002 were comprised solely of the write-off of $6.0 million of in-process research and development expense related to the acquisition of 2C. We expect to expense $3.0 to $5.0 million of in-process research and development expense related to the acquisition of Crystal Link Technologies in the first quarter of 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Selling, general and administrative expenses. Selling, general and administrative expenses include personnel costs for administration, finance, information systems, human resources, sales and marketing and general management, as well as some merger and acquisition related expenses, rent, utilities, legal and accounting expenses, bad debts, advertising, promotional material, trade show expenses and related travel costs. Selling, general and administrative expenses were $70.4 million, or 23.1% of net sales for 2003 compared to $66.9 million, or 25.7% of net sales for 2002. The increase in selling, general and administrative expenses was due primarily to increased labor costs as a result of additions to headcount and higher advertising costs. Our additions to headcount were the result of hiring sales staff in Europe, Asia, and certain regions of the U.S. to strengthen our sales force in key regions, and the hiring of additional information technology staff to support our enterprise resource planning information system project and the acquisition of Soronti. The increased advertising expense was the result of advertising expenses related to the rollout of new products. The first quarter of 2002 was affected by $2.7 million in legal fees related to patent litigation, as well as $2.0 million of compensation expense recorded as the result of a cashless option exercise. However, selling, general and administrative expenses in 2002 benefited from a $1.4 million recapture of a receivable previously reserved in 2001, related to a contract manufacturer that had filed for bankruptcy. We received a favorable ruling by the bankruptcy judge, which allowed the offset of receivables and payables between the contract manufacturer and certain customers, including Avocent. We expect selling, general and administrative expenses as a percentage of sales to be flat for the first quarter of 2004 and down slightly for the 2004 year, but we expect these expenses to grow slightly in dollars. Looking ahead, we expect legal and accounting costs related to corporate governance initiatives (including the Sarbanes-Oxley Act of 2002 and other regulatory changes) and the continued protection of our intellectual property rights to increase. Additionally, we expect increased costs related to additional sales staffing, product rollout programs, depreciation of capitalized ERP costs, increased trade show activity, increased advertising activity, and increased travel costs related to these efforts.

Amortization of intangible assets. Amortization of $21.8 million in 2003 is comprised of the amortization of the identifiable intangible assets created as a result of the merger transaction between Apex and Cybex, the acquisitions of Equinox and 2C and a small amount for Soronti, acquired in mid November 2003. Amortization of $22.2 million in 2002 includes the amortization of the identifiable intangible assets created as a result of the merger transaction between Apex and Cybex and the acquisitions of Equinox and 2C.

Net investment income. Net investment income decreased from $5.6 million in 2002 to $4.8 million in 2003. Although we had more cash and investments during 2003 than in 2002, our interest income declined due to lower interest rates.

Net realized investment gains (losses). Net realized investment gains (losses) increased from a loss of $305,000 in 2002 to a gain of over $2.6 million in 2003 almost entirely as a result of the gain on the disposition of a previously written down equity investment recognized in the third quarter of 2003.

Other income (expense), net. Net other expense increased from $178,000 in 2002, to $288,000 in 2003. This increase was due primarily to larger foreign exchange losses in the first half of 2003 as compared to 2002. The larger foreign exchange losses in the first half of 2003 were offset somewhat by exchange gains in the second half of 2003.

Provision for (benefit from) income taxes. The provision for income taxes was $14.5 million in 2003 compared to $4.5 million in 2002. The effective tax rate for 2003 was 27.3% in 2003 compared to an effective tax rate of 29.5% in 2002. Our effective tax rate is affected by many factors, including the composition of pretax profit among our locations. In recent years, we have increased our international shipments from our Shannon, Ireland facility, which operates under a 10% tax rate.

Net income. Net income for 2003 was $38.5 million compared to $10.7 million for 2002, as a result of the above factors, including the increase in our revenues, an increase in our margins, and an increase in realized investment gains, partially offset by an increase in selling, general and administrative expenses and research and development expenses. The difference in amounts charged for acquired research and development expense upon the acquisitions of 2C in 2002 and Soronti in 2003 also positively affected net income in 2003. Net income as a percentage of sales for 2003 was 12.7%, compared to 4.1% for 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2002 and 2001

Net sales. Net sales increased 2% to $260.6 million for 2002 from $255.9 million for 2001. This increase in sales resulted from increased demand from our OEM customers and increased sales from our branded customers. On a percentage basis, OEM sales for 2002 increased 3% over 2001, and branded sales for 2002 increased 1% over 2001. OEM sales were 46% of sales for both 2002 and 2001. Branded sales were 54% of sales for both 2002 and 2001. The 2C acquisition did not contribute material sales in 2002. Customer acceptance of our digital products also contributed to our moderate sales growth. Although sales of our analog switching solutions declined in 2002 from 2001, the increase in sales of our digital solutions more than offset the decline in analog product sales. Sales of our digital solutions accounted for $64.1 million or 24.6% of sales in 2002 compared with $21.7 million or 8.5% of sales for 2001.

Sales within the United States were 60% of sales in 2002 and 62% of sales in 2001, while international sales accounted for 40% of sales in 2002 and 38% of sales in 2001. Sales in the U.S. declined from $159.8 million in 2001 to $155.6 million in 2002, while international sales increased from $96.1 million in 2001 to $105.0 million in 2002. The decline in sales in the U.S. was due to the general weakness in the technology sector of the economy. The relative strength in our international sales was most evident in the European and the Asia Pacific regions. We believe our strength in these regions is evidence that we are beginning to realize the benefits of our increased investments in international sales and marketing programs over the last several years.

Gross profit. Gross profit is affected by a variety of factors, including: the ratio of sales among our distribution channels, as OEM sales have lower gross margins than our reseller and distributor sales and direct sales; absorption of fixed costs as sales levels fluctuate; product mix, raw materials, and labor costs; new product introductions by us and by our competitors; and the level of our outsourcing of manufacturing and assembly services. Gross margins improved significantly to 50.5% in 2002 from 41.4% in 2001. Gross margin in 2002 benefited from higher sales of our digital solutions, which have a higher margin than our analog products, and accounted for over 23% of sales in 2002 compared to only 8% of sales in 2001. Also, AMX, our new analog matrix switch, began shipping in the third quarter of 2002 and has a higher gross margin than our other analog products. Additionally, gross margins were significantly affected by $13 million of write-downs for excess and obsolete inventories during 2001. These write-downs were taken to reduce inventory valuations to bring them in line with current replacement values and to the level necessary to support then current sales demand. Another charge of over $1 million was taken at one of our locations due to physical count shortages during the fourth quarter of 2001. Margins in the latter half of 2001 were also affected unfavorably by a DS1800 list price reduction.

Research and development expenses. Research and development expenses include compensation for engineers, support personnel, outside contracted services and materials costs, and are expensed as they are incurred. Research and development expenses were $26.5 million, or 10.2% of net sales in 2002, compared to $22.5 million, or 8.8% of net sales in 2001. The increase in research and development expenses was due to an increase in contracted services and other costs related to the new product roll-outs in the second half of 2002 and to the impact of the acquisition of 2C in August 2002. We expect to continue to focus on new products, enhancements to our AMX and digital products families, as well as new solutions for blade servers and traditional servers. We believe that the timely development of innovative new products and enhancements to existing products is essential to maintaining our competitive position.

Acquired in-process research and development expense and other acquisition costs. Acquisition related expenses in 2002 are comprised solely of the one-time write-off of $6.0 million of in-process research and development expense related to the acquisition of 2C. Acquisition related expenses in 2001 are comprised solely of the one-time write-off of $4.6 million of in-process research and development expense related to the acquisition of Equinox.

Selling, general and administrative expenses. Selling, general and administrative expenses include personnel costs for administration, finance, information systems, human resources, sales and marketing and general management, as well as some merger and acquisition related expenses, rent, utilities, legal and accounting expenses, bad debts, advertising, promotional material, trade show expenses and related travel costs. Selling, general and administrative expenses were $66.9 million, or 25.7% of net sales for 2002 compared to $74.8 million, or 29.2% of net sales for 2001. The decrease in selling, general and administrative expenses was largely attributable to a reduction in amortization of deferred stock option compensation related expenses and a reduction in bad debt expense. Approximately $8.5 million of selling, general and administrative expenses in 2002 related to the amortization of deferred compensation for stock options as a result of the merger transaction between Apex and Cybex, the acquisition of Equinox and the acquisition of 2C, while approximately $13.2 million of selling, general and administrative expenses in 2001 related to the amortization of deferred compensation for stock options as a result of the merger transaction between Apex and Cybex and the acquisition of Equinox. In addition, selling, general and administrative expenses in 2002 benefited from a $1.4 million recapture of a receivable, previously reserved in 2001, related to a contract manufacturer that had filed for bankruptcy. We received a favorable ruling by the bankruptcy judge, which allowed the offset of receivables and payables between the contract manufacturer and certain customers, including Avocent. Partially offsetting the decline in selling, general and administrative expenses was $2.7 million in legal fees related to the patent infringement lawsuit we brought against one of our competitors challenging the use of on-screen technology in the competitor's switches. A court decision was reached in the first quarter of 2002 that found no infringement of the three patents involved in the lawsuit. Accordingly, we expensed all legal fees incurred to date during the first quarter of 2002. The judgment is currently on appeal, and we intend to continue to pursue the lawsuit. Additionally, 2001 selling, general and administrative expenses include $1.3 million of severance costs related to headcount reductions in the U.S. and Europe.

Impairment write-down of intangible assets. The 2001 impairment write-down of intangible assets is comprised solely of a write-down of goodwill, created as a result of the merger transaction between Apex and Cybex and the acquisition of Equinox, recorded as the result of a cash flow analysis performed under the applicable provisions of SFAS No. 121 during 2001. We performed a cash flow analysis to determine if the remaining balance of goodwill created at the merger of Apex and Cybex and the acquisition of Equinox had been impaired. The study was performed in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." As a result of this study, in 2001, we recorded a $195.4 million reduction in the carrying value of goodwill created upon the merger of Apex and Cybex. The write-off of the goodwill was based on an analysis of then projected cash flows, which were no longer considered adequate to support the value of goodwill associated with the merger.

Amortization of intangible assets. Amortization of $22.2 million in 2002 is comprised of the amortization of the identifiable intangible assets created as a result of the merger transaction between Apex and Cybex, the acquisitions of Equinox and 2C, while amortization of $132.9 million in 2001 includes the amortization of the identifiable intangible assets created as a result of the merger transaction between Apex and Cybex, the acquisition of Equinox and the amortization of goodwill created as a result of these transactions. The primary reason for the decline in amortization was the cessation of goodwill amortization in 2002. We adopted SFAS No. 142, Goodwill and Other Intangible Assets, on January 1, 2002. On that date, under the provisions of SFAS No. 142, goodwill ceased to be amortized. The amortization of goodwill was approximately $111.0 million during 2001.

Net investment income. Net investment income decreased from $6.3 million in 2001 to $5.6 million in 2002. Although we had more cash and marketable securities in 2002 than in 2001, interest income has declined due to lower interest rates.

Net realized investment gains (losses). The decline in net realized investment losses from $5.3 million in 2001 to $305,000 in 2002 relates mainly to a $4.9 million charge recorded in the fourth quarter of 2001 for an "other-than-temporary" decline in the market value of our investment portfolio.

Other income (expense), net. Net other expense decreased from $303,000 in 2001, to $178,000 in 2002. The decline related primarily to a reduction in interest expense in 2002 as a result of the interest incurred in the first quarter of 2001 related to $45.0 million in short-term borrowings for the Equinox acquisition.

Provision for (benefit from) income taxes. The provision for income taxes was $4.5 million in 2002 as compared to a benefit from income taxes of approximately $2.9 million in 2001. Excluding merger related adjustments to federal taxes, the effective tax rate for 2002 was approximately 25.5%, compared to 29.0% for 2001, primarily due to increasing international sales from our Shannon, Ireland facility. Our Shannon facility operates under a 10% tax rate.

Net income (loss). Net income for 2002 was $10.7 million compared to a net loss of $320.5 million for 2001, as a result of the above factors, including the reduction in the carrying value of goodwill, the amortization of identifiable intangible assets and goodwill, deferred compensation expense, and inventory write-downs in 2001. Net income as a percentage of sales for 2002 was 4.1%, compared to a net loss of 125.2% for 2001.

Liquidity and Capital Resources

As of December 31, 2003 our principal sources of liquidity consisted of approximately $306 million in cash, cash equivalents, and investments. In previous years, we have had a bank line of credit for borrowings but have determined that our cash position and expected maturities of investments are and will continue to be adequate to cover our current and future liabilities and capital needs. We have no outstanding debt.

Our operating activities generated cash of approximately $82.5 million for 2003, $71.1 million for 2002, and $72.6 million for 2001. The cash flow from operations in 2003 was primarily the result of increased net income and our continued focus on managing our inventory, which were offset by an increase in receivables as of December 31, 2003. Inventories declined from $24.4 million at December 31, 2002 to $21.3 million at December 31, 2003. The decline in inventory was the result of the continued efforts of our global operations group to increase turnover by consuming existing supplies while maintaining adequate inventory to meet customer demands. A strong increase in sales throughout the last quarter of 2003 also affected our inventory levels. We continue to monitor our inventory levels and expect to maintain inventory turns in the 6 to 8 range. Receivables increased more than $8.7 million at December 31, 2003 compared to December 31, 2002, primarily as a result of the increased sales volume in the fourth quarter of 2003 compared to the fourth quarter of 2002. While our receivables balance increased year over year, we believe that the quality of our receivables was not affected as our DSO ratio remained relatively stable, increasing slightly from 46 at December 31, 2002 to 47 at December 31, 2003.

Other factors affecting our 2003 cash flow were an increase in accounts payable, an increase in accrued wages and commissions, and increased stock option exercises in 2003 compared to 2002. We recorded a tax benefit from the exercise of stock options of over $10.2 million in 2003 compared to $1.2 million in 2002. We experienced significant exercises of stock options in 2003 as our stock achieved new 52-week highs at several points during the year.

We implemented a new enterprise resource planning system in the fourth quarter of 2003 at our United States locations, and we plan to implement the system at our international locations during 2004. We have capitalized the costs of the new system to date and have begun depreciating the costs for the portion of the system used in the United States. As of December 31, 2003, $9.9 million had been capitalized for this new system and $6.9 million had been placed in service for our locations in the United States. We expect the total cost of the new system to be $11.0 to $12.2 million.

During the second quarter of 2003, we purchased a facility in Shannon, Ireland for approximately $6.4 million. We have occupied the building since July 2003.

In the ordinary course of our business, we may at any point in time have a significant amount of contractual commitments not yet recognized in our financial statements. These commitments relate primarily to our need to schedule the purchase of inventories in advance of the related forecasted sales to customers. We have longer lead times for the products we purchase from suppliers based in Asia than those for our U.S. based and European suppliers. Our actual contractual commitments are typically limited to products needed for one to three months of forecasted sales. The liabilities for these inventory purchases along with the related inventory assets are typically recognized upon our receipt of the products. We also have at any point in time a variety of short term contractual commitments for services such as advertising, marketing, accounting, legal, and research and development activities. The liabilities for these services and the related expenses are typically recognized upon our receipt of the related services. As of December 31, 2003, none of our expected purchase commitments required payment beyond 2004.

The following table sets forth the annual payments we are required to make under contractual cash obligations and other commercial commitments for operating leases and for purchases of inventory and services, in thousands, at December 31, 2003.

	Operating Leases	Purchase Commitments
2004	$ 1,745	$ 25,033
2005	1,375	–
2006	878	–
2007	734	–
2008	685	–
Thereafter	167	–
Total	$ 5,584	$ 25,033

We intend to use a portion of our cash and investments for strategic acquisitions of technologies and companies that will enhance and complement our existing technologies and help increase our sales.

Certain Transactions

Investment in VIEO, Inc.

In the second quarter of 2003, we made a $3.0 million preferred stock investment in VIEO, Inc. VIEO provides management products for Adaptive Application Infrastructure Management. VIEO's products combine application-aware networking hardware with intelligent infrastructure management software in a secure, purpose-built appliance to measure, analyze and control application resources. Headquartered in Austin, Texas, VIEO has raised funding from a wide group of investors, including our investment. We are accounting for our investment, which represents less than 10% ownership in VIEO, on the cost method.

Acquisition of Soronti, Inc.

On November 17, 2003, we acquired the outstanding preferred and common shares of Soronti for approximately $7.0 million in cash and stock, plus the assumption of liabilities and payment of certain acquisition costs. The results of Soronti's operations have been included in the consolidated financial statements since that date. Soronti, based in Draper, Utah, has developed server and system management products for the control of IT resources. Soronti's products included a virtual presence PCI adaptor and a virtual presence stand alone unit.

We recorded the acquisition under the purchase method of accounting and allocated the purchase price based on the fair values of the assets acquired and liabilities assumed. In accordance with generally accepted accounting principles, purchased research and development costs allocated to patent-pending technology were capitalized and will be amortized over the respective estimated useful lives. The remaining amounts of purchased research and development were expensed upon the closing of the transaction. The goodwill recorded as a result of the acquisition will not be amortized but will be included in our annual review of goodwill for impairment.

Acquisition of Crystal Link Technologies

On January 6, 2004, we acquired Crystal Link Technologies for an initial payment of cash and stock of approximately $7.0 million, plus assumed liabilities of approximately $1.2 million and acquisition costs of approximately $175,000. The purchase agreement calls for possible additional earn-out payments of up to $5.0 million based on future technical enhancements and sales goals. Crystal Link, based in Escondido, California, has developed wireless technology for KVM switching and extension products, which is incorporated into our LongView Wireless product.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We will record the acquisition under the purchase method of accounting and will allocate the purchase price based on the fair values of the assets acquired and liabilities assumed. In accordance with generally accepted accounting principles, purchased research and development costs allocated to patent-pending technology will be capitalized and will be amortized over the respective estimated useful lives. The remaining amounts of purchased research and development expensed upon the closing of the transaction. The goodwill recorded as a result of the acquisition will not be amortized but will be included in our annual review of goodwill for impairment.

Critical Accounting Policies

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

- We review customer contracts to determine if all of the requirements for revenue recognition have been met prior to recording revenues from sales transactions. We generally record sales revenue upon shipment of our products, net of any discounts, since we generally do not have significant post delivery obligations, the product price is fixed and determinable, collection of the resulting receivable is probable, and product returns are reasonably estimable. We generally ship products upon receipt of a purchase order from a customer. We record revenue in accordance with the applicable terms of each respective customer contract. Accordingly, revenue on products shipped FOB destination is recorded when the customer takes possession of the goods, and revenue on products shipped FOB shipping point is recorded when the goods leave our facilities. Shipping and handling fees are included in net sales, and the related costs are included in cost of sales in the accompanying consolidated statements of operations.

  We accrue for sales returns as a reduction of sales and cost of sales based on our experience from historical customer returns, which we believe provides a reasonable estimate of future returns. Our sales agreements generally include a one-month unconditional return policy. We also allow additional rights of return to certain distributors, which generally extend the return period to 90 days. If actual future customer returns are less favorable than those projected by management, additional sales return costs may be incurred. Our allowance for sales returns totaled $3.9 million and $3.8 million at December 31, 2003 and 2002, respectively. The reserve is included as a reduction in the carrying value of accounts receivable in the accompanying consolidated balance sheets.

  Prior to extending credit to a new customer, we perform a detailed credit review of the customer and establish credit limits based on the results of our credit review. We review collection experience periodically to determine if the customer's payment terms and credit limits need to be revised. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. If circumstances change with regard to individual receivable balances that had previously been determined to be uncollectible (and for which a specific reserve had been established), a reduction in our allowance for doubtful accounts may be required. Our allowance for doubtful accounts was $2.0 million and $2.6 million at December 31, 2003 and 2002, respectively.

  We participate in cooperative advertising and market development programs with certain distributors and OEMs. We use these programs to reimburse distributors and OEMs for certain forms of advertising, and in general, allow distributors and OEMs credits up to a specified percentage of net purchases. Our costs associated with these programs are estimated and accrued at the time of sale, and are included in sales and marketing expenses in the accompanying consolidated statements of operations.

- We carry our inventory at the lower of cost or market, with cost being determined using the first-in, first-out method. We use standard costs for material, labor, and manufacturing overhead to value our inventory. We review and revise our standard costs on a quarterly basis. Therefore, our inventory costs approximate actual costs at the end of each reporting period. We write down our inventory for estimated obsolescence or unmarketable inventory to the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Our reserve for excess and obsolete inventory was $4.0 million and $7.5 million at December 31, 2003 and 2002, respectively.

- We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers and contract manufacturers, our warranty obligation is affected by product failure rates, failure rates of purchased components integrated into our products, material usage, and other rework costs incurred in correcting a product failure. Should actual product failure rates, material usage, or other rework costs differ from our estimates, revisions to our estimated warranty liability may be required. Our warranty reserve was $2.7 million and $2.4 million at December 31, 2003 and 2002, respectively.

- We hold investments in various publicly traded equity and debt securities, including mortgaged-backed and other asset-backed securities. We record an investment impairment charge when we believe an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investments current carrying value, thereby possibly requiring an impairment charge in the future. We recorded $4.9 million of other-than-temporary impairment charges against investments in 2001. There were no other-than-temporary impairment charges recorded against investments in 2003 or 2002.

  We also invest in privately held entities and generally record our investments in these entities at cost or we use the equity method if we have the ability to exercise significant influence over the entity. We review our investments in these entities periodically to determine if circumstances (both financial and non-financial) exist that indicate that we will not recover our initial investment. We record impairment charges on investments having a carrying value that is greater than the value that we would reasonably expect to receive in an arm's length sale of the investment. We recorded $550,000 of write-downs against such investments for the year ended December 31, 2002. We did not record any such write-downs against these investments in 2003 or 2001.

- Effective January 1, 2002, we adopted SFAS No. 142 and ceased amortizing goodwill. Our initial test for goodwill impairment as of January 1, 2002 determined that no adjustment for impairment was required. Additionally, our annual tests for goodwill impairment, performed in the fourth quarters of 2003 and 2002, determined that no adjustment for impairment was required. Our testing indicated that the implied fair value of our goodwill exceeded its carrying value; accordingly, in accordance with SFAS 142, no further impairment analysis was required. If economic conditions deteriorate and indicators of impairment become present, an adjustment to the carrying value of goodwill and other intangible assets may be required.

- We review long-lived assets for impairment under the guidance prescribed by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We recognize impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying values. An impairment loss would be recognized in the amount by which the recorded value of the asset exceeds the fair value of the asset, measured by the quoted market price of an asset or an estimate based on the best information available in the circumstances. There were no such losses recognized during 2003, 2002, or 2001.

- We account for income taxes using the asset and liability method. We provide for income taxes currently payable and, in addition, provide deferred income taxes for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements and for known contingencies. Temporary differences relate principally to the allowance for doubtful accounts, allowance for sales returns, liability for warranty claims, unrealized gain (loss) on investments, acquired intangible assets, accumulated depreciation, loss on write-down of investments, and inventory reserves. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. We have a valuation allowance recorded against a deferred tax asset arising from a foreign subsidiary of $2.0 million at December 31, 2003 and 2002.

Recently Issued Accounting Standards

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued FIN 46R (revised December 2003), which replaces FIN 46. FIN 46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. FIN 46R is required to be applied to entities that are considered special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003. Since we do not have any special-purpose entities, the accompanying consolidated financial statements for 2003 were not affected by FIN 46R. FIN 46R is required to be applied by March 31, 2004 to entities not considered to be special-purpose entities. We do not anticipate a material impact from FIN 46R on our financial position, results of operations, or cash flows.

In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends SFAS 133 for certain decisions made by the FASB Derivatives Implementation Group. In particular, SFAS 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component, (3) amends the definition of underlying to conform it to language used in FASB interpretation number (FIN) 45, and (4) amends certain other existing pronouncements. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, most provisions of SFAS 149 are to be applied prospectively. SFAS No. 149 does not currently impact our financial statements.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 is effective for interim periods beginning after June 15, 2003. In its October 2003 meeting, the FASB Board decided to defer the effective date of certain provisions of SFAS 150. SFAS No. 150 does not currently impact our financial statements.

Quantitative and Qualitative Disclosures about Market Risks.

Our primary market risk is the potential loss arising from increases in interest rates, which could have an adverse impact on the fair value of our investment securities. Our investment policy is to manage our investment portfolio to preserve principal and liquidity while maximizing the return on our investment portfolio through the investment of available funds. We diversify our investment portfolio by investing in a variety of highly-rated investment-grade securities and through the use of different investment managers. Our investment securities portfolio is primarily invested in securities with maturities (or interest rate resets) of two years or less with at least an investment grade rating to minimize interest rate and credit risk as well as to provide for an immediate source of funds. Market risk, calculated as the potential change in fair value in our investment portfolio resulting from a hypothetical 10% change in interest rates, was not material at December 31, 2003. We generally hold investment securities until maturity.

We also face foreign currency exchange rate risk to the extent that the value of certain foreign currencies relative to the U.S. dollar affects our financial results. Our international operations transact a portion of our business in currencies other than the U.S. dollar, predominantly the euro, and changes in exchange rates may positively or negatively affect our revenues, gross margins, operating expenses, and retained earnings since these transactions are reported by us in U.S. dollars. We occasionally purchase foreign currency forwards aimed at limiting the impact of currency fluctuations. These instruments provide only limited protection against currency exchange risks, and there can be no assurance that such an approach will be successful, especially if a significant and sudden decline occurs in the value of local currencies. There were no such instruments outstanding as of December 31, 2003.

Report of Independent Accountants

To Board of Directors and Stockholders of
Avocent Corporation
Huntsville, Alabama

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Avocent Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Notes 2 and 8 to the consolidated financial statements, the Company adopted SFAS No. 142, *Goodwill and Intangible Assets,* effective January 1, 2002.

PricewaterhouseCoopers LLP
Birmingham, Alabama
March 11, 2004

Consolidated Balance Sheets

December 31, 2003 and 2002

(In thousands, except per share data)

	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 76,492	$ 61,699
Investments maturing within one year	146,900	107,619
Accounts receivable, less allowance for doubtful accounts of $1,991 and $2,563 at December 31, 2003 and 2002, respectively	45,011	36,313
Income taxes receivable	415	609
Other receivables, net	225	525
Inventories, net	21,324	24,422
Other current assets	4,251	3,922
Deferred tax assets	4,616	5,932
Total current assets	299,234	241,041
Investments	82,884	44,849
Property held for lease, net	1,526	1,723
Property and equipment, net	38,473	24,313
Goodwill	206,037	203,625
Other intangible assets, net	31,889	52,601
Other assets	720	455
Total assets	$ 660,763	$ 568,607
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 10,034	$ 6,416
Accrued wages and commissions	9,120	7,743
Accrued liabilities	15,769	13,007
Income taxes payable	6,702	6,901
Other current liabilities	1,097	655
Total current liabilities	42,722	34,722
Deferred tax liabilities	10,884	16,213
Total liabilities	53,606	50,935
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, par value $0.001 per share; 5,000 shares authorized; no shares issued and outstanding	–	–
Common stock, par value $0.001 per share; 200,000 shares authorized; 2003 – 47,350 shares issued and outstanding; 2002 – 45,210 shares issued and outstanding	47	45
Additional paid-in capital	982,218	936,288
Unrealized gain on investments, net of deferred taxes	163	43
Foreign currency translation adjustment, net of deferred taxes	64	(29)
Accumulated deficit	(373,892)	(412,439)
Deferred compensation	(1,443)	(6,236)
Total stockholders' equity	607,157	517,672
Total liabilities and stockholders' equity	$ 660,763	$ 568,607

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31, 2003, 2002 and 2001

(In thousands, except per share data)

	2003	2002	2001
Net sales	$ 304,238	$ 260,600	$ 255,911
Cost of sales	132,412	128,873	149,925
Gross profit	171,826	131,727	105,986
Research and development expenses	29,793	26,522	22,520
Acquired in-process research and development expense and other acquisition costs (Note 3)	3,940	6,000	4,570
Selling, general and administrative expenses	70,398	66,891	74,800
Amortization of intangible assets	21,805	22,189	132,879
Impairment write-down of intangible assets (Note 8)	–	–	195,365
Total operating expenses	125,936	121,602	430,134
Income (loss) from operations	45,890	10,125	(324,148)
Net investment income	4,825	5,598	6,340
Net realized investment gains (losses)	2,619	(305)	(5,302)
Other expense, net	(288)	(178)	(303)
Income (loss) before provision for (benefit from) income taxes	53,046	15,240	(323,413)
Provision for (benefit from) income taxes	14,499	4,502	(2,947)
Net income (loss)	$ 38,547	$ 10,738	$ (320,466)
Net income (loss) per common share:			
Basic	$ 0.83	$ 0.24	$ (7.22)
Diluted	$ 0.81	$ 0.24	$ (7.22)
Weighted average common shares outstanding:			
Basic	46,194	44,977	44,374
Diluted	47,693	45,549	44,374

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

For the Years Ended December 31, 2003, 2002 and 2001

(In thousands)

	Common Stock		Additional Paid-in Capital	Unrealized Gain (Loss) on Investments	Foreign Currency Translation Adjustment	Retained Earnings (Accumulated Deficit)	Deferred Compensation	Total
	Shares	Amount						
Balance, December 31, 2000	43,820	$ 44	$ 898,410	$(2,848)	$ (33)	$ (102,711)	$ (32,682)	$ 760,180
Acquisition of Equinox	–	–	13,331	–	–	–	(2,752)	10,579
Net loss	–	–	–	–	–	(320,466)	–	(320,466)
Change in foreign currency translation adjustment, net of deferred income taxes of $51	–	–	–	–	(87)	–	–	(87)
Change in net unrealized gains on investments, net of deferred income taxes of $1,824	–	–	–	2,926	–	–	–	2,926
Issuances of common stock	830	1	10,078	–	–	–	–	10,079
Income tax benefit from exercise of stock options	–	–	3,561	–	–	–	–	3,561
Stock-based compensation	–	–	1,366	–	–	–	18,470	19,836
Balance, December 31, 2001	44,650	45	926,746	78	(120)	(423,177)	(16,964)	486,608
Acquisition of 2C Computing, Inc.	–	–	1,965	–	–	–	(115)	1,850
Net income	–	–	–	–	–	10,738	–	10,738
Change in foreign currency translation adjustment, net of deferred income taxes of $53	–	–	–	–	91	–	–	91
Change in net unrealized gains on investments, net of deferred income taxes of $23	–	–	–	(35)	–	–	–	(35)
Issuances of common stock	560	–	4,918	–	–	–	–	4,918
Income tax benefit from exercise of stock options	–	–	1,150	–	–	–	–	1,150
Stock-based compensation	–	–	1,509	–	–	–	10,843	12,352
Balance, December 31, 2002	45,210	45	936,288	43	(29)	(412,439)	(6,236)	517,672
Acquisition of Soronti, Inc.	31	–	1,152	–	–	–	–	1,152
Net income	–	–	–	–	–	38,547	–	38,547
Change in foreign currency translation adjustment, net of deferred income taxes of $56	–	–	–	–	93	–	–	93
Change in net unrealized gains on investments, net of deferred income taxes of $65	–	–	–	120	–	–	–	120
Issuances of common stock	2,109	2	34,618	–	–	–	–	34,620
Income tax benefit from exercise of stock options	–	–	10,239	–	–	–	–	10,239
Stock-based compensation	–	–	(79)	–	–	–	4,793	4,714
Balance, December 31, 2003	47,350	$ 47	$982,218	$ 163	$ 64	$(373,892)	$ (1,443)	$ 607,157

Comprehensive income in 2003 of $38,334 consists of $38,547 of net income, $120 of unrealized gain on investments (net of deferred income taxes) and $93 of foreign currency translation adjustment (net of deferred income taxes). The unrealized gain on investments is net of $1,702, net of $917 tax expense, of realized gains that are included in net realized investment gains (losses) in the accompanying consolidated statement of operations.

Comprehensive income in 2002 of $10,682 consists of $10,738 of net income, $35 of unrealized loss on investments (net of deferred income taxes) and $91 of foreign currency translation adjustment (net of deferred income taxes). The unrealized loss on investments is net of $199, net of $106 tax benefit, of realized losses that are included in net realized investment gains (losses) in the accompanying consolidated statement of operations.

Comprehensive loss in 2001 of $323,305 consists of $320,466 of net loss, $2,926 release of unrealized loss on investments (net of deferred income taxes) and $87 of foreign currency translation adjustment (net of deferred income taxes). The unrealized loss on investments is net of $177, net of $95 tax benefit, of realized losses and a $4,899 write-down on investments that are included in net realized investment gains (losses) in the accompanying consolidated statement of operations.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2003, 2002 and 2001

(In thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net income (loss)	$ 38,547	$ 10,738	$ (320,466)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	4,859	4,361	4,709
Amortization of intangible assets	21,805	22,189	132,879
Impairment write-down of intangible assets	–	–	195,365
Stock-based compensation	4,714	12,352	19,836
Acquired in-process research and development expenses and other acquisition costs	3,940	6,000	4,570
Other-than-temporary decline in fair value of investments	–	550	4,899
Amortization of premium on investments	3,339	2,457	–
Net (gain) loss on sales of investments	(2,619)	305	403
Deferred income taxes	(4,283)	(5,735)	(15,827)
Income tax benefit from exercise of stock options	10,239	1,150	3,561
Changes in operating assets and liabilities (net of effects of acquisitions):			
Accounts receivable, net	(8,677)	12,811	17,964
Income taxes receivable	194	1,721	2,157
Other receivables, net	966	1,590	8,685
Inventories, net	3,300	3,663	10,869
Other assets	(983)	(220)	(1,501)
Accounts payable	3,430	(3,062)	(2,256)
Accrued liabilities, wages and commissions	1,277	393	819
Income taxes payable	(199)	(115)	5,406
Other current liabilities	2,654	(64)	558
Net cash provided by operating activities	82,503	71,084	72,630
Cash flows from investing activities:			
Purchase of Soronti, net of cash acquired	(5,520)	–	–
Purchase of 2C, net of cash acquired	–	(23,189)	–
Purchase of Equinox, net of cash acquired	–	–	(31,725)
Purchases of property and equipment	(18,983)	(7,064)	(3,343)
Purchases of available-for-sale investments	(243,698)	(74,192)	(25,864)
Purchases of held-to-maturity investments	–	(91,911)	(68,854)
Proceeds from maturities and sales of available-for-sale investments	115,376	89,510	13,490
Proceeds from maturities of held-to-maturity investments	50,405	12,836	70,074
Net cash used in investing activities	(102,420)	(94,010)	(46,222)
Cash flows from financing activities:			
Proceeds from issuance of short term debt	–	–	45,000
Repayment of short-term debt	–	–	(45,000)
Repayment of short-term debt assumed at acquisitions	(3)	(890)	–
Proceeds from employee stock option exercises	32,811	3,675	9,291
Proceeds from employee stock purchase plan	1,809	1,243	788
Net cash provided by financing activities	34,617	4,028	10,079
Effect of exchange rate changes on cash and cash equivalents	93	91	(87)
Net increase (decrease) in cash and cash equivalents	14,793	(18,807)	36,400
Cash and cash equivalents, beginning of year	61,699	80,506	44,106
Cash and cash equivalents, end of year	$ 76,492	$ 61,699	$ 80,506
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest	$ –	$ 1	$ 282
Cash paid during the year for income taxes	$ 9,658	$ 7,845	$ 4,248

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(In thousands, except per share data)

1. Nature of Business and Basis of Presentation

Avocent Corporation (the Company or Avocent) designs, manufactures and sells analog and digital KVM (keyboard, video and mouse) switching systems, serial connectivity devices, extension and remote access products, and technologies for the computer industry. The Company's analog, digital and serial switching solutions and the extension and remote access products, and technologies help network administrators manage multiple servers and serially controlled devices from a single keyboard, video monitor and mouse configuration from extended distances or from remote locations, facilitating efficient network management and administration. The Company sells products to distributors, resellers, original equipment manufacturers and end-users in the United States and internationally.

The results of acquired companies are included in the consolidated results from the respective dates of acquisition, including Equinox Systems Inc. ("Equinox"), which was acquired on January 3, 2001, 2C Computing, Inc. ("2C"), which was acquired on August 20, 2002 and Soronti, Inc. ("Soronti"), which was acquired on November 17, 2003.

2. Summary of Significant Accounting Policies

The principal accounting policies of the Company are as follows:

Principles of Consolidation - The Company's consolidated financial statements include the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents - The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents, except that certain investments with original maturities of less than 90 days are classified as short term investments when such investments are a part of our non-operating investment portfolio.

Other Receivables - Other receivables are primarily comprised of amounts due, net of estimated uncollectible accounts, from certain subcontract manufacturers of the Company for product components sold to those subcontractors. The selling price generally approximates our cost of the component inventory. The component sales are netted against our inventory costs with gains or losses included in the determination of cost of sales in the accompanying consolidated statements of operations. As of December 31, 2003 and 2002, there were no reserves for uncollectible accounts recorded against receivables from subcontractors.

Inventories - Raw materials, work in process and finished goods inventories are recorded using the lower of standard cost, which approximates first-in first-out (FIFO), or market. Standard costs are reviewed and revised on a quarterly basis. Therefore, inventory costs approximate actual costs at the end of each reporting period. The Company writes down inventory for estimated obsolescence or unmarketable inventory to the estimated market value based upon assumptions about future demand and market conditions.

Financial Instruments - The carrying amounts reported in the balance sheets for cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments.

Investments - The Company's investments consist primarily of bank deposits, corporate bonds, commercial paper, asset-backed securities, municipal bonds, U.S. government agency securities, mortgage-backed securities guaranteed by U.S. government agencies, preferred stock and common stock. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost. Debt and equity securities not classified as either held-to-maturity securities or trading securities and that have readily determinable fair values are classified as available-for-sale securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of deferred income taxes. Unrealized losses are charged against earnings

(In thousands, except per share data)

when a decline in fair value is determined to be other than temporary. Certain investments with original maturities of less than 90 days are classified as short term investments when such are a part of our investment portfolio. Realized gains and losses are accounted for on the specific identification method. Purchases and sales are recorded on a trade date basis.

The Company also invests in privately-held companies and generally records its investments in these entities at cost or using the equity method if the Company has the ability to exercise significant influence over the entity. The Company had $3,450 of such investments as of December 31, 2003 and $450 of such investments as of December 31, 2002. These investments are included in total long-term investments in the accompanying consolidated balance sheets. The Company reviews its investments in these entities periodically to determine if circumstances (both financial and non-financial) exist that indicate that the investment will not be recovered. Impairment charges are recorded on investments having a basis that is greater than the value that the Company would reasonably expect to receive in an arm's length sale of the investment (see note 5).

Property Held for Lease - Property held for lease is carried at cost, less accumulated depreciation, which is computed using the straight-line method over the estimated useful lives of the assets. Rental income from this property is recorded on a monthly basis in accordance with the lease terms. Initial direct costs are deferred and matched against rental income over the initial term of the lease (see Note 6). Net rental income is reported within net investment income.

Property and Equipment - Property and equipment are carried at cost, less accumulated depreciation, and include expenditures that substantially increase the useful lives of existing assets. Maintenance and repairs are charged to current operations as incurred. Upon sale, retirement, or other disposition of these assets, the cost and related accumulated depreciation are removed from the respective accounts, and any gain or loss on the disposition is included in income from operations.

Depreciation expense is computed using the straight-line method over the following estimated useful lives:

Description	Useful Life
Land improvements	30 years
Buildings	39 years
Leasehold improvements	5 – 39 years
Computer software and equipment	3 – 5 years
Other equipment	3 – 5 years

Long-Lived Assets – The Company reviews long-lived assets for impairment under the guidance prescribed by SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The Company recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying values. An impairment loss would be recognized in the amount by which the recorded value of the asset exceeds the fair value of the asset, measured by the quoted market price of an asset or an estimate based on the best information available in the circumstances. There were no such losses recognized during 2003, 2002 or 2001.

Other Intangible Assets - Intangible assets are amortized on a straight-line basis over the following estimated useful lives:

Description	Useful Life
Developed technology	3 – 5 years
Patents and trademarks	5 – 7 years
Customer base and certification	3 – 6 years
Non-compete agreements	3 years (contract period)
Other assets	3 – 7 years

Notes to Consolidated Financial Statements

(In thousands, except per share data)

Goodwill - The Company records goodwill when the cost of an acquired entity exceeds the net amounts assigned to assets acquired and liabilities assumed. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company completed a transitional impairment test of all goodwill as of January 1, 2002. The test concluded that no adjustment was required upon adoption. Additionally, the Company performed an annual impairment test of goodwill, as prescribed by this standard, in the fourth quarters of 2003 and 2002. The tests conducted during 2003 and 2002 concluded that there had been no impairment of goodwill and that no adjustments were required. However, in 2001 the Company recorded a $195,365 reduction in the remaining carrying value of goodwill arising from the merger of Apex and Cybex (see note 8).

Allowance for Sales Returns - The Company's sales generally include a one-month unconditional return policy. The Company also allows additional rights of return to certain of its distributors, which generally extend the return period to 90 days. The Company reserves for estimated sales returns as a reduction of revenue and cost of sales at the time the product revenue is recognized based on historical sales return experience, which management believes provides a reasonable estimate of future returns. The allowance for sales returns totaled approximately $3,909 and $3,769 at December 31, 2003 and 2002, respectively. The reserve is included as a reduction in the carrying value of accounts receivable in the accompanying consolidated balance sheets.

Liability for Warranty Returns - The Company's products generally include warranties of one to three years for product defects. The Company accrues for warranty returns at cost to repair or replace products. The Company also offers extended warranties to customers and recognizes the revenue associated with the extended warranties over the life of the warranty.
The liability for warranty returns totaled approximately $2,652 and $2,435 at December 31, 2003 and 2002, respectively. These liabilities are included in accrued liabilities in the accompanying consolidated balance sheets.

Stock-Based Compensation - The Company generally records compensation expense for all stock-based compensation plans using the intrinsic value method in which compensation expense, if any, is measured as the excess of the market price of the stock over the exercise price of the award on the measurement date. For unvested options of companies acquired that existed as of their respective acquisition dates, the intrinsic value was computed as of the acquisition date and the pro rata portion related to future service was deferred (included in deferred compensation in the consolidated balance sheets) and is being amortized over the remaining vesting period of the stock options. The fair value of these unvested options as of the consummation date was computed and the amount in excess of the intrinsic value was included in the respective purchase consideration (see Note 3).

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based compensation plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method prescribed in SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

	2003	2002	2001
Net income (loss) – as reported	$ 38,547	$ 10,738	$ (320,466)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	4,367	11,110	18,183
Deduct: Total stock based employee compensation expense determined under fair value method for all awards, net of related tax effects	(29,001)	(36,717)	(46,131)
Net income (loss) – pro forma	$ 13,913	$ (14,869)	$ (348,414)
Basic earnings (loss) per share – as reported	$ 0. 83	$ 0.24	$ (7.22)
Basic loss per share – pro forma	$ 0.30	$ (0.33)	$ (7.85)
Diluted earnings (loss) per share – as reported	$ 0.81	$ 0.24	$ (7.22)
Diluted loss per share – pro forma	$ 0.29	$ (0.33)	$ (7.85))

(In thousands, except per share data)

The pro forma amounts reflected above are not representative of the effects on reported net income in future years because, in general, the options granted typically do not vest for several years and additional awards are made each year. The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model using the following weighted-average assumptions:

	2003	2002	2001
Dividend yield	0.0 %	0.0 %	0.0 %
Expected life (years)	4.5	5	5
Expected volatility	60.0 %	67.5 %	89.9 %
Risk-free interest rate	2.38 – 3.03 %	2.93 – 4.47 %	4.09 – 4.79 %

Concentrations of Customer Base and Credit Risk - Three customers each exceeded 10% of the Company's sales for 2003 and 2002, while only one customer exceeded 10% of sales for 2001. The three customers accounted for 48% of net sales in 2003 and 47% of net sales for 2002. The one customer accounted for 23% of net sales for 2001. Accounts receivable from these three customers represented approximately 56% of trade receivables at December 31, 2003 and December 31, 2002. The Company's top five customers accounted for 64%, 65% and 55% of net sales for 2003, 2002 and 2001, respectively.

The Company places cash and investments in several high-quality financial institutions and seeks to limit the credit exposure from any one institution, issuer or instrument.

Income Taxes - The Company accounts for income taxes using the asset and liability method. The Company provides for income taxes currently payable and, in addition, provides deferred income taxes for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Temporary differences relate principally to the allowance for doubtful accounts, allowance for sales returns, liability for warranty claims, unrealized gain (loss) on investments, acquired in-process research and development expenses, acquired intangible assets, foreign subsidiary intangibles, accumulated depreciation, loss on write-down of investments and inventory reserves. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Foreign Currency - The Company records transactions denominated in foreign currencies on a monthly basis using the average monthly exchange rate. Assets and liabilities denominated in foreign currencies are translated at the balance sheet dates using the closing rates of exchange between those foreign currencies and the U.S. Dollar with any transaction gains or losses reported in other income (expense). Adjustments from translating financial statements of international subsidiaries are recorded as a separate component of stockholders' equity.

The Company uses forward contracts to reduce its foreign currency exposure related to the net cash flows from its European and Asian operations. The majority of these contracts are short-term contracts (three months or less) and are marked-to-market each quarter and included in trade payables, with the offsetting gain or loss included in other income (expense) in the accompanying consolidated statements of operations. At December 31, 2003 and December 31, 2002, the Company had no open forward contracts.

Revenue Recognition - The Company generally records sales upon shipment of the related product, net of any discounts as the Company generally has no significant post delivery obligations, the product price is fixed and determinable, collection of the resulting receivable is probable, and product returns are reasonably estimable. Product shipments occur upon receipt of a purchase order from a customer. Shipping terms are evaluated, and revenue on products shipped FOB destination is recorded when the customer takes possession of the goods. The Company's shipping and handling fees are included in net sales, and the related costs are included in cost of sales in the accompanying consolidated statements of operations. At December 31, 2003 and 2002, there were no shipments for which Avocent deferred revenue as the result of not meeting the Company's criteria for revenue recognition.

(In thousands, except per share data)

Research and Development Expense - Research and development costs are expensed as incurred. In-process research and development obtained through acquisitions of other companies is expensed upon consummation of the acquisition.

Software Development Costs - The costs of software development for the Company's products incurred between achieving technological feasibility and the integration into the Company's products available for sale to customers have not been material to date. Such costs, if material, would be capitalized. Additionally, costs related to development of internal use software, other than those incurred during the application development stage, are expensed as incurred.

The Company implemented a new enterprise resource planning system in the fourth quarter of 2003 at its United States locations and plans to implement the system at its international locations during 2004. The Company has capitalized the costs of the new system to date and has begun depreciating the costs for the system used in the U.S. As of December 31, 2003, $9,867 had been capitalized for this new system and $6,877 had been placed in service for the locations in the United States. As of December 31, 2002, $1,600 had been capitalized for this new system.

Advertising Expense - Advertising costs are expensed as incurred and are included as a component of selling, general and administrative expenses. Advertising expense totaled approximately $6,793, $6,983 and $8,079 for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company participates in cooperative advertising and market development programs with certain distributors and OEMs. These programs are used by the Company to reimburse distributors and OEMs for certain forms of advertising, and in general, allow distributors and OEMs credits up to a specified percentage of net purchases. The Company's costs associated with these programs are estimated and accrued at the time of sale, and are included in sales and marketing expenses in the accompanying consolidated statements of operations.

Net investment income - Net investment income includes income from interest, dividends, rental property held for lease and accretion of bond discounts, net of related expenses.

Net realized investment gains (losses) - Net realized investment gains (losses) include gains (losses) realized upon the sales of equity and cost basis investments and losses realized on investments when a decline in fair value is determined by management to be other than temporary.

Other Income (Expense) - Other income (expense) consists primarily of foreign currency exchange gains or losses and interest expense.

Comprehensive Income (Loss) - Comprehensive income (loss) includes all changes in equity (net assets) during a period from non-owner sources. Items included in comprehensive income include net income (loss), foreign currency translation adjustments, and unrealized gains and losses on available-for-sale securities.

Earnings (Loss) Per Share - Earnings (loss) per common share, and earnings (loss) per common share assuming dilution, are based on the weighted average number of common and common equivalent, when dilutive, shares outstanding during the year (see Note 12).

Use of Estimates - The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(In thousands, except per share data)

Reclassifications - Certain reclassifications have been made to the 2002 and 2001 consolidated financial statements in order to conform to the 2003 presentation. These reclassifications had no effect on previously reported net income (loss), net cash provided by operating activities, net cash used in investing activities or total stockholders' equity.

Recently Issued Accounting Standards - In January 2003, the FASB issued FIN 46, *Consolidation of Variable Interest Entities.* In December 2003, the FASB issued FIN 46R (revised December 2003), which replaces FIN 46. FIN 46R clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements,* to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. FIN 46R is required to be applied to entities that are considered special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003. Since the Company does not have any special-purpose entities, the accompanying consolidated financial statements for 2003 were not affected by FIN 46R. FIN 46R is required to be applied by March 31, 2004 to entities not considered to be special-purpose entities. The Company does not anticipate a material impact from FIN 46R on Avocent's financial position, results of operations, or cash flows.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities,* which amends SFAS 133 for certain decisions made by the FASB Derivatives Implementation Group. In particular, SFAS 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component, (3) amends the definition of underlying to conform it to language used in FASB interpretation number (FIN) 45, and (4) amends certain other existing pronouncements. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, most provisions of SFAS 149 are to be applied prospectively. SFAS No. 149 does not currently impact the Company's financial statements.

In May 2003, the FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 is effective for interim periods beginning after June 15, 2003. In its October 2003 meeting, the FASB Board decided to defer the effective date of certain provisions of SFAS 150. SFAS No. 150 does not currently impact the Company's financial statements.

3. Acquisitions

Acquisition of Soronti – On November 17, 2003, the Company acquired the outstanding preferred and common shares of Soronti for approximately $7,000 in cash and stock, plus the assumption of liabilities and payment of certain acquisition costs. The results of Soronti's operations have been included in the consolidated financial statements since that date. Soronti, headquartered in Draper, Utah, has developed server and system management products for the control of IT. Soronti's products included a virtual presence PCI adaptor and a virtual presence stand alone unit.

The acquisition was recorded under the purchase method of accounting, and the purchase price was allocated based on the fair value of the assets acquired and liabilities assumed. In accordance with generally accepted accounting principles, purchased research and development costs allocated to patent-pending technology were capitalized and will be amortized over the respective estimated useful lives. The remaining amounts of purchased research and development were expensed upon the closing of the transaction. The goodwill recorded as a result of the acquisition will not be amortized but will be included in the Company's annual review of goodwill for impairment. A summary of the total purchase consideration is as follows:

Cash paid for outstanding shares	$ 5,848
Value of common stock issued for outstanding shares	1,152
Acquisition costs	207
Total purchase consideration	$ 7,207

(In thousands, except per share data)

The purchase consideration was allocated, on a preliminary basis, to the estimated fair values of the assets acquired and liabilities assumed, as follows:

	Purchase Price Allocation	Amortization Period
Tangible assets	$ 800	Various
In-process research and development	3,940	–
Developed technology	500	3 years
International marketing rights	668	3 years
Goodwill	2,412	–
Deferred tax liability on intangible assets acquired	(270)	3 years
Assumed liabilities	(843)	–
	$ 7,207	

The acquisition was funded through available cash and by the issuance of 31 shares of Avocent common stock. The common stock, valued at approximately $1,152, was recorded as non-cash consideration for the acquisition of Soronti, Inc. On the closing of the Soronti transaction, the Company acquired $535 in cash held by Soronti.

The fair value of all of the in-process research and development ("IPR&D") received in the acquisition was determined using a form of the discounted cash flow method known as the multi-period excess earnings method. These amounts were deemed to be for particular research and development projects that have no alternative future uses and were therefore expensed rather than capitalized at the time of purchase.

Soronti's in-process research and development activities consisted of the development of the Remote Office Branch Office ("ROBO") product, an appliance with both KVM and serial ports that utilizes the SwitchView IP technology to provide the user access over IP, a mezzanine card based on the virtual presence technology that is a small form factor card designed for integration into existing analog KVM switches, embedded KVM redirection circuitry for remote server management, which essentially integrates the technology from the mezzanine card into the server motherboard, and a PCI card which is an add-in card that provides remote management of a server. The work remaining to be performed on these projects varied, but at the time of the acquisition, the projects were considered to be in early concept form, prototype form, or mid-design form. The ROBO project essentially competed with products currently sold by Avocent and the project has been abandoned at this time. The results of our IPR&D valuation work yielded no value from the ROBO product. The other projects were still in process at the end of 2003.

The new generations of products under development are projected to sell through sales channels and to customers that are substantially the same as current and historical sales channels and customers. Pricing and margins will not differ significantly from historical pricing and margins. Revenue for the projects under development was projected through 2013, with 90% of Soronti's forecasted revenue in 2005 coming from projects currently in development. Net income attributable to IPR&D was calculated by applying Soronti's projected gross, operating and net profit margins to IPR&D revenue, while considering Avocent's historical results and industry prospects.

Revenue growth related to the in-process research and development is embodied in products to be launched in late 2004. These products have estimated economic lives ranging from approximately seven to ten years. The product life cycle is characterized by a gradual 3 to 4 year ramp up period, followed by a 2 to 3 year plateau, followed by a 2 to 3 year decline period. Operating margins are projected to be below overall Avocent margins in the early years, but will improve for these products over their lives as the products mature, as costs are designed out of the products, and as sales volumes increase. The discount rate used to value IPR&D was 25%.

(In thousands, except per share data)

Acquisition of 2C - On August 20, 2002, the Company acquired the outstanding preferred and common shares of 2C for approximately $22.8 million in cash, plus the assumption of liabilities and stock options. The results of 2C's operations have been included in the consolidated financial statements since that date. 2C, headquartered in Huntsville, Alabama, has developed digital extension technology that splits the PCI bus of a PC and allows the PC motherboard, processor, hard drive, and other user devices to be located at a distance from the user and connected using CAT 5 or fiber optic cable.

The acquisition was recorded under the purchase method of accounting, and the purchase price was allocated based on the fair value of the assets acquired and liabilities assumed. In accordance with generally accepted accounting principles, purchased research and development costs allocated to patent-pending technology were capitalized and will be amortized over the respective estimated useful lives. The remaining amounts of purchased research and development were expensed upon the closing of the transaction. The goodwill recorded as a result of the acquisition will not be amortized but will be included in the Company's annual review of goodwill for impairment. A summary of the total purchase consideration is as follows:

Cash paid for outstanding shares	$ 22,781
Outstanding options assumed	1,850
Acquisition costs	441
Total purchase consideration	$ 25,072

The purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed, as follows:

	Purchase Price Allocation	Amortization Period
Tangible assets	$ 1,306	Various
In-process research and development	6,000	–
Patents	370	5 years
Non-compete agreements	3,273	3 years (contract period)
Trademarks	2,030	5 years
Customer base	1,613	3 years
Goodwill	15,136	–
Deferred tax liability on intangible assets acquired	(2,733)	Various
Assumed liabilities	(1,923)	–
	$ 25,072	

The acquisition was funded through available cash. On the closing of the 2C transaction, the Company acquired $32 in cash held by 2C.

Acquisition of Equinox - On January 3, 2001, the Company acquired Equinox for cash equal to $9.75 for each outstanding share of Equinox capital stock. Equinox, headquartered in Sunrise, Florida, makes products that provide communications port management and remote control capabilities. The products are distributed through a two-tier distribution channel, a network of value-added resellers and OEMs.

(In thousands, except per share data)

The acquisition was recorded under the purchase method of accounting, and the purchase price was allocated based on the fair value of the assets acquired and liabilities assumed. In accordance with generally accepted accounting principles, costs allocated to research and development assets with alternative future uses were capitalized; the remaining amounts of purchased in-process research and development were expensed upon the closing of the transaction. The excess of the fair value over the intrinsic value of the unvested Equinox options and the fair value of the vested Equinox options at the date of consummation have been included in the purchase consideration.

A summary of the total purchase consideration is as follows:

Cash paid for outstanding shares	$ 55,607
Outstanding options assumed	10,579
Acquisition costs	413
Total purchase consideration	$ 66,599

The purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed, as follows:

	Purchase Price Allocation	Amortization Period
Tangible assets	$ 38,981	Various
In-process research and development	4,570	–
Patents and trademarks	1,680	7 years
Developed technology	6,250	5 years
Assembled workforce	1,800	3 years
Customer base and certification	2,500	3 – 6 years
Goodwill	21,165	–
Deferred tax liability on intangible assets acquired	(5,962)	Various
Assumed liabilities	(4,385)	–
	$ 66,599	

The acquisition was funded through available cash and the issuance of short-term debt. The Company borrowed a total of $45,000 at the stated rate of 30-day LIBOR plus 1.75% (8.31% at January 31, 2001). All borrowings were repaid during the quarter ended March 30, 2001. On the closing of the Equinox transaction, the Company acquired $24,295 in cash and short-term investments held by Equinox.

Pro Forma Financial Information - The following unaudited pro forma summary combines the results of operations of Avocent, 2C, Equinox, and Soronti as if the acquisitions had occurred on January 1, 2001. Certain adjustments have been made to reflect the impact of the purchase transactions. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made at the beginning of 2001, or of results which may occur in the future.

	Years Ended December 31,		
	2003	2002	2001
Net sales	$ 305,235	$ 262,034	$ 255,970
Net income (loss)	$ 39,962	$ 14,153	$ (319,856)
Income (loss) per diluted share	$ 0.84	$ 0.31	$ (7.21)

(In thousands, except per share data)

4. Inventories

Inventories consist of the following at December 31, 2003 and 2002:

	2003	2002
Raw materials, net	$ 4,155	$ 7,560
Work in process, net	659	851
Finished goods, net	16,510	16,011
Inventories, net	$ 21,324	$ 24,422

As of December 31, 2003 and 2002, inventories above have been reduced by reserves for excess and obsolete inventories of $4,020 and $7,502, respectively.

5. Investments

All investments in publicly traded securities at December 31, 2003, are classified as available-for-sale and carried at fair value. During 2003, any held-to-maturity investments were allowed to mature, and all new purchases of securities were accounted for as available-for-sale. The Company includes certain investments with original maturities of less than 90 days as short term investments when such investments are a part of our non-operating investment portfolio. Investments at December 31, 2003, are as follows:

	December 31, 2003			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current investments:				
Corporate bonds	$ 40,944	$ 49	$ (30)	$ 40,963
Municipal bonds	56,316	3	(1)	56,318
Asset-backed securities	292	7	–	299
Mortgage-backed securities guaranteed by U.S. government agencies	13,762	96	(23)	13,835
U.S. government agency obligations	17,508	20	(2)	17,526
Time deposits	17,959	–	–	17,959
Total	$ 146,781	$ 175	$ (56)	$146,900

	December 31, 2003			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Non-current investments:				
Corporate bonds	$ 30,538	$ 43	$ (69)	$ 30,512
Municipal bonds	14,047	11	(31)	14,027
Mortgage-backed securities guaranteed by U.S. government agencies	32,111	225	(54)	32,282
U.S agency obligations	2,607	6	–	2,613
Private equity investments	3,450	–	–	3,450
Totals	$ 82,753	$ 285	$ (154)	$ 82,884

(In thousands, except per share data)

At December 31, 2002, the amortized costs and estimated fair values of held-to-maturity investments (carried at amortized cost) and available-for-sale securities (carried at fair value) are as follows:

December 31, 2002	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current investments:				
Held-to-maturity investments:				
Corporate bonds	$ 48,534	$ 179	$ (12)	$ 48,701
Asset-backed securities	1,010	3	–	1,013
U.S. government agency obligations	2,005	5	–	2,010
Total	$ 51,549	$ 187	$ (12)	$ 51,724
Available-for-sale securities:				
Corporate bonds	$ 33,863	$ 67	$ (84)	$ 33,846
Mortgage-backed securities guaranteed by U.S. government agencies	12,466	103	–	12,569
Time deposits	9,655	–	–	9,655
Total	$ 55,984	$ 170	$ (84)	$ 56,070

December 31, 2002	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Non-current investments:				
Held-to-maturity investments:				
Corporate bonds	$ 511	$ 11	$ –	$ 522
Asset-backed securities	1,009	7	–	1,016
U.S. government agency obligations	1,004	22	–	1,026
Totals	$ 2,524	$ 40	$ –	$ 2,564
Available-for-sale securities:				
Corporate bonds	10,195	12	(4)	10,203
Mortgage-backed securities guaranteed by U.S. government agencies	29,022	307	–	29,329
U.S agency obligations	1,997	13	–	2,010
Equity investments	1,131	–	(348)	783
Totals	$ 42,345	$ 332	$ (352)	$ 42,325

Scheduled maturities of non-current investments, excluding equity securities which have no stated maturity, are as follows:

December 31, 2003	Amortized Cost	Estimated Fair Value
Due within two years	$ 42,693	$ 42,648
Due two to three years	4,499	4,504
Mortgage-backed securities	32,111	32,282
Totals	$ 79,303	$ 79,434

(In thousands, except per share data)

Investments in mortgage-backed securities are included under available-for-sale securities. The Company anticipates prepayments of approximately 25% per year in addition to scheduled maturities on such securities.

As of December 31, 2003 substantially all of the Company's investments that had unrealized losses were in a loss position for less than twelve months. The unrealized losses include 55 individual securities and have been caused by slight upward variations in interest rates in the particular securities since the time they were acquired. Most of these investments have been acquired within the past 12 months, are of high credit quality, or are guaranteed by an agency of the US government, and Avocent anticipates that the Company will realize the full par value upon maturity of the above securities.

Gross realized gains on the sale of available-for-sale securities were approximately $3,191 and gross realized losses were approximately $572 for the year ended December 31, 2003. During the year ended December 31, 2003 the Company included gross unrealized losses of $166 on its investments in mortgage-backed securities, and gross unrealized gains of $7 on its investments in other debt instruments as a separate component of stockholders' equity. We have evaluated our investments as of December 31, 2003, and determined that none have sustained an other-than-temporary decline, and no such charges have been recorded for 2003. Gross realized gains on the sale of available-for-sale securities were approximately $36 and gross realized losses were approximately $378 for the year ended December 31, 2002. During 2002, the Company included gross unrealized losses of $213 on its equity investments and gross unrealized gains of $246 on its investments in mortgage-backed securities as a separate component of stockholders' equity. Gross realized gains on the sale of available-for-sale securities were approximately $528 and gross realized losses were approximately $800 for the year ended December 31, 2001. During 2001, the Company recognized gross losses of $4,899 on its equity investments due to declines in value that were determined by management to be other than temporary. During 2003, the Company realized gross gains of $3,173 upon the sale an equity investment that had been previously written down. There were no such gains or charges to investments in 2002.

In the second quarter of 2002, the Company made a $1,000 investment in Rymic Systems, Inc., a privately-held company based in Huntsville, Alabama, that develops hardware and software solutions for remote monitoring and control of vehicles and equipment over the internet using standard desktop web browsers. The Company purchased 400 shares of Rymic's common stock, giving Avocent approximately a 14% equity position in Rymic. In addition, as part of the investment, the Company received certain rights of co-sale regarding the shares of stock that were purchased and certain rights of first refusal regarding shares of Rymic stock held by its major shareholders. The Company also entered into a Strategic Partnership Agreement with Rymic to share certain technologies and other expertise, and the Company became an authorized reseller of Rymic's line of rymicNET™ remote monitoring and control products in the computer, server, and data center management markets. Subsequent to the initial investment, the Company received 200 additional shares in Rymic in November of 2002 as a result of Rymic failing to meet certain pre-defined operational targets. During 2002, the Company recorded equity-method losses and an impairment charge totaling $550 against its investment in Rymic, which was included in research and development expenses in the accompanying consolidated statements of operations. The Company did not recognize any gross realized losses on such investments in 2003 or 2001

Early in the first quarter of 2001 and prior to the Company's investment in Rymic, Doyle C. Weeks, one of the Company's directors and Executive Vice President for Group Operations and Business Development, purchased 10 shares of common stock of Rymic at the price of $2.50 per share. Mr. Weeks also received a gift of 5 shares of Rymic common stock from one of its major shareholders. At approximately the same time, Gary R. Johnson, Avocent's Senior Vice President of Global Sales and Marketing, purchased 10 shares of common stock at the price of $2.50 per share. At the time of the Company's investment, Mr. Weeks was one of 6 directors of Rymic, and in connection with his services as a director and prior to Avocent's investment, Mr. Weeks was awarded nonqualified stock options to purchase 5 shares of Rymic common stock at $2.50 per share that vested upon receipt. Mr. Weeks did not receive any fees from Rymic. Mr. Weeks was on the board of directors of Rymic through January 2004, but will not receive any additional director fees or stock options for as long as the Company holds its equity position in Rymic.

(In thousands, except per share data)

In 2003 the Company entered into a research and development agreement with Rymic whereby the Company paid $332 to Rymic for the development of certain technologies. The costs associated with this agreement were expensed and included in research and development expenses in 2003.

In the second quarter of 2003 the Company made a $3,000 preferred stock investment in VIEO, Inc. VIEO provides management products for Adaptive Application Infrastructure Management. VIEO's products combine application-aware networking hardware with intelligent infrastructure management software in a secure, purpose-built appliance to measure, analyze and control application resources. Headquartered in Austin, Texas, VIEO has received funding from a wide group of investors, including Avocent's investment. The Company's investment, which represents less than 10% ownership in VIEO, is being accounted for on the cost method.

6. Property Held for Lease

The Company owns a building in Huntsville, Alabama and has executed a five-year agreement to lease the building to an unrelated party. The lease agreement contains renewal options for up to two three-year extensions, subject to certain conditions. The lease agreement also provides for early termination at the option of the lessee after three or four years, subject to certain conditions, including termination fees. Rental income totaled approximately $221 for each of the years ended December 31, 2003, 2002 and 2001.

Property held for lease consists of the following at December 31, 2003 and 2002:

	2003	2002
Building	$ 2,306	$ 2,306
Accumulated depreciation	(780)	(583)
Property held for lease, net	$ 1,526	$ 1,723

Future minimum rental income on this non-cancelable operating lease is approximately as follows:

Year ending December 31:	
2004	$ 221
2005	93
	$ 314

7. Property and Equipment

Property and equipment consists of the following at December 31, 2003 and 2002:

	2003	2002
Land and land improvements	$ 4,947	$ 3,152
Buildings	21,530	16,873
Leasehold improvements	2,403	1,392
Computer software and equipment	15,014	9,838
Other equipment	11,539	10,804
Construction in progress	3,331	2,002
	58,764	44,061
Less accumulated depreciation	(20,291)	(19,748
Property and equipment, net	$ 38,473	$ 24,313

Depreciation expense was $4,859, $4,361 and $4,709 for the years ended December 31, 2003, 2002 and 2001, respectively.

(In thousands, except per share data)

The Company implemented a new enterprise resource planning system in the fourth quarter of 2003 at its United States locations and plans to implement the system at its international locations during 2004. The Company has capitalized the costs of the new system to date and has begun depreciating the costs for the United States locations. The Company has capitalized approximately $9,870 of related costs as of December 31, 2003 and expects the total cost of implementing the system to be in the range of $11,000 to $12,200.

8. Goodwill and Other Intangible Assets

Acquired other intangible assets subject to amortization, including the intangible assets from the Soronti acquisition detailed in Note 3, are as follows:

	December 31, 2003		December 31, 2002	
	Gross Carrying Amounts	Accumulated Amortization	Gross Carrying Amounts	Accumulated Amortization
Developed technology	$ 66,240	$ 45,824	$ 65,740	$ 32,869
Patents and trademarks	17,657	9,566	17,350	5,663
Customer base and certification	1,613	717	21,113	16,013
Non-compete agreements	3,273	1,455	3,273	364
Other assets	768	100	101	67
	$ 89,551	$ 57,662	$ 107,577	$ 54,976

During 2003, the Company retired $19,500 of fully amortized other intangible assets and the related accumulated amortization, which were recorded in 2000 at the merger of Apex Inc. and Cybex Computer Products Corporation to form Avocent and had a three year estimated useful life. The retirement had no impact on reported earnings.

For the years ended December 31, 2003, 2002 and 2001, amortization expense for other intangible assets was $21,805, $22,189 and $21,881, respectively. The approximate future annual amortization for other intangible assets is as follows:

Years ending December 31:	
2004	$ 17,900
2005	11,100
2006	2,600
2007	289
Total	$ 31,889

The following tables present the impact of the new standards on income (loss) from operations, net income (loss) and income (loss) per share, as if they had been in effect for the year ended December 31, 2001.

	For the Year Ended December 31,			
	2003 As Reported	2002 As Reported	2001 As Reported	2001 Pro-Forma
Income (loss) from operations	$ 45,890	$ 10,125	$ (324,148)	$ (213,150)
Net income (loss)	$ 38,547	$ 10,738	$ (320,466)	$ (209,468)
Basic earnings (loss) per share	$ 0.83	$ 0.24	$ (7.22)	$ (4.72)
Diluted earnings (loss) per share	$ 0.81	$ 0.24	$ (7.22)	$ (4.72)

In accordance with SFAS No. 142, the Company completed a transitional impairment test of all goodwill and intangible assets as of January 1, 2002. The test concluded that no adjustment was required upon adoption. Additionally, the Company

(In thousands, except per share data)

performed an annual impairment test of goodwill in the fourth quarter of 2003 and 2002, as prescribed by this standard. The test in the fourth quarter of both years concluded that there had been no impairment of goodwill and that no adjustments were required.

During the fourth quarter of 2001, due to the deteriorated economic conditions and lower future growth expectations relative to estimates made at the merger of Apex and Cybex and the acquisition of Equinox, the Company performed an analysis to determine if the remaining balance of goodwill created at the merger and the acquisition had been impaired. The analysis was performed in accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.* As a result, the Company recorded a $195,365 reduction in the remaining carrying value of goodwill arising from the merger of Apex and Cybex. The write-off of the goodwill was based on an analysis of projected cash flows, which, at that time, were no longer deemed adequate to support the value of goodwill recorded at the dates of the merger and acquisition. Additionally, in 2001, prior to the adoption of SFAS No. 142, we recorded goodwill amortization in the amount of $110,998. Following the adoption of SFAS No. 142, we no longer recorded goodwill amortization.

9. Product Warranties

The activity within the liability for warranty returns in 2003 and 2002 is as follows:

	2003	2002
Balance, beginning of year	$ 2,435	$ 4,157
Accruals for product warranties issued during the period	597	398
Settlements made during the period	(380)	(2,132)
Warranty liability assumed upon the acquisition of 2C	–	12
Balance, end of year	$ 2,652	$ 2,435

Deferred revenue related to the Company's extended warranty program was $1,046 at December 31, 2003 and $618 at December 31, 2002. The Company recorded earned revenue from the amortization of deferred revenue related to extended warranties of $282 for the year ended December 31, 2003 and $90 for the year ended December 31, 2002. In addition, the Company recorded new extended warranties of $710 during 2003 and $590 during 2002.

10. Income Taxes

The provision for (benefit from) income taxes for the years ended December 31, 2003, 2002 and 2001 is comprised of the following:

	2003	2002	2001
U.S. operations:			
Current:			
Federal	$ 13,356	$ 8,262	$ 12,174
State	1,198	(1,468)	(309)
	14,554	6,794	11,865
Deferred:			
Federal	(3,676)	(4,615)	(14,517)
State	(540)	(677)	(821)
	(4,216)	(5,292)	(15,338)
Total U.S. operations tax provision (benefit)	10,338	1,502	(3,473
Total foreign operations tax provision	4,161	3,000	526
Total provision for (benefit from) income taxes	$ 14,499	$ 4,502	$ (2,947

(In thousands, except per share data)

The provision for (benefit from) federal income taxes differs from the amount computed by applying the statutory rate of 35% to taxable income as follows:

	2003	2002	2001
Expected federal income tax provision (benefit)	$ 18,566	$ 5,334	$ (113,195)
Add (deduct):			
Extraterritorial income exclusion benefit	(63)	(29)	(305)
State income tax deduction	(642)	(1,041)	(499)
Tax effect resulting from foreign operations taxed at lower rates	(6,782)	(6,154)	(1,741)
Acquired in-process research and development	1,379	2,100	1,599
Goodwill amortization and write-off of intangibles	–	–	106,830
Compensation expense	1,488	3,897	5,599
Other	553	395	(1,235)
	$ 14,499	4,502	$ (2,947)

The components of the net deferred income tax assets and liabilities at December 31, 2003 and 2002, are as follows:

	2003	2002
Net current deferred income tax assets:		
Allowance for doubtful accounts	$ 517	$ 661
Allowance for sales returns and liability for warranty returns	1,657	1,928
Inventory reserves	1,531	2,511
Other	911	832
	$ 4,616	$ 5,932
Net noncurrent deferred income tax liabilities:		
Accumulated depreciation	$ (2,305)	$ (1,682)
Foreign subsidiary intangibles	2,039	2,039
Acquired developed technology	1,128	1,236
Acquired intangible assets	(11,988)	(19,867)
Loss on investments	521	1,753
Acquired NOL carryforwards	426	–
Other	1,760	2,347
	(8,419)	(14,174)
Less valuation allowance	(2,465)	(2,039)
	$ (10,884)	$ (16,213)

The Company has a full valuation allowance recorded against a deferred tax asset arising from a foreign subsidiary. The Company intends to fully reserve this asset until it is determined that it is more likely than not that the asset can be realized through future taxable income from its acquired foreign operations.

11. Stockholders' Equity

Preferred Stock – The Company has 5,000 shares of $0.001 par value preferred stock authorized and no shares issued and outstanding at December 31, 2003 and 2002.

Common Stock - The Company has 200,000 shares of $0.001 par value common stock authorized. There were 47,350 and 45,210 shares issued and outstanding at December 31, 2003 and 2002, respectively.

(In thousands, except per share data)

12. Earnings (Loss) Per Share

A summary of the calculation of basic and diluted earnings (loss) per share (EPS) for the years ended December 31, 2003, 2002 and 2001, is as follows:

	Income (loss) (Numerator)	Shares (Denominator)	Earnings (Loss) Per-Share
For the Year Ended December 31, 2003			
Basic EPS			
Net income	$ 38,547	46,194	$ 0.83
Effect of Dilutive Securities			
Stock options		1,499	
Diluted EPS			
Net income and assumed conversions	$ 38,547	47,693	$ 0.81
For the Year Ended December 31, 2002			
Basic EPS			
Net income	$ 10,738	44,977	$ 0.24
Effect of Dilutive Securities			
Stock options		572	
Diluted EPS			
Net income and assumed conversions	$ 10,738	45,549	$ 0.24
For the Year Ended December 31, 2001			
Basic EPS			
Net loss	$ (320,466)	44,374	$ (7.22)
Effect of Dilutive Securities			
Stock options		–	
Diluted EPS			
Net loss and assumed conversions	$ (320,466)	44,374	$ (7.22)

At December 31, 2003, 2002 and 2001, options to purchase 1,941, 5,470 and 7,188 shares of common stock, respectively, were outstanding but were not included in the computation of diluted earnings (loss) per share because inclusion of such options would have been anti-dilutive.

13. Commitments and Contingencies

The Company leases buildings and certain equipment under various operating leases. Rent expense under these leases totaled approximately $2,559, $2,882 and $2,871 for the years ended December 31, 2003, 2002 and 2001, respectively. Future minimum rental payments under non-cancelable operating leases are approximately as follows:

Year ending December 31:	
2004	$ 1,745
2005	1,375
2006	878
2007	734
2008	685
Thereafter	167
	$ 5,584

(In thousands, except per share data)

In the ordinary course of our business, the company may at any point in time have a significant amount of contractual commitments not yet recognized in our financial statements. These commitments totaled $25,033 as of December 31, 2003 and are all due within 2004. These commitments relate primarily to Avocent's need to schedule the purchase of inventories in advance of the related forecasted sales to customers. The Company also has at any point in time a variety of short term contractual commitments for services such as advertising, marketing, accounting, legal, and research and development activities. The liabilities for these services and the related expenses are typically recognized upon the receipt of the related services.

The Company has been involved from time to time in litigation in the normal course of business. Management is not aware of any pending or threatened litigation matters that will have a material adverse effect on the Company's business, operations, financial condition or cash flows *(see Note 18)*.

14. Stock Option and Stock Purchase Plans

The Company has stock option plans covering substantially all of its employees and directors. Avocent assumed the stock option plans and the related underlying options of Apex and Cybex at the merger effective July 1, 2000, of Equinox at the acquisition effective January 3, 2001 and of 2C at the acquisition effective August 20, 2002. No additional options have been or will be granted under these pre-existing plans.

Apex had adopted the Employee Stock Option Plan (the Apex Plan), which provided for nonqualified and incentive stock options for officers, directors and employees. At the time of the merger there were options to purchase 2,775 shares (after conversion to Avocent options at 1.0905 per outstanding option) of common stock outstanding under the Apex Plan. Options under the Apex Plan will generally expire 10 years from the date of grant, or 5 years in the case of an optionee owning more than 10% of the voting power of all classes of stock. Purchase prices for common stock subject to options issued under the Apex Plan generally approximate the fair market value of the related shares at the date of grant. Generally, options vest over four years.

Cybex had adopted three plans, including the 1995 Employee Stock Option Plan (the Plan), the 1995 Outside Directors Option Plan (the 1995 Plan), and the 1998 Employee Stock Incentive Plan (the 1998 Plan). The 1995 Employee Stock Option Plan provided for nonqualified and incentive stock options for officers and employees. At the time of the merger there were options to purchase 1,167 shares of common stock outstanding under the Plan. Options under the Plan will generally expire 10 years from the date of grant. Purchase prices for common stock subject to options issued under the Plan generally approximate the fair market value of the related shares at the date of grant. Generally, options vest over five years.

The 1995 Outside Directors Plan provided for nonqualified options for outside directors. At the time of the merger there were options to purchase 37 shares of common stock outstanding under the 1995 Plan. Options under the 1995 Plan will generally expire 5 years from the date of grant. Purchase prices for common stock subject to options issued under the 1995 Plan generally approximate the fair market value of the related shares at the date of grant. Options vest and become exercisable immediately upon issuance.

The 1998 Employee Stock Incentive Plan provided for nonqualified and incentive stock options for officers and employees. At the time of the merger there were options to purchase 1,171 shares of common stock outstanding under the 1998 Plan. Options under the 1998 Plan will generally expire 10 years from the date of grant. Purchase prices for common stock subject to options issued under the 1998 Plan generally approximate the fair market value of the related shares at the date of grant. Generally, options vest over two to five years.

Equinox had adopted an option plan (the Equinox Plan) that provided for nonqualified stock options for officers, directors and employees. At the time of the acquisition there were options to purchase 675 shares (after conversion to Avocent options at 0.4575 per outstanding option) of common stock outstanding under the Equinox Plan. Options under this plan generally expire 10 years from the date of grant. Purchase prices for common stock subject to options issued under the Equinox Plan generally approximate the fair market value of the related shares at the date of grant. Generally, options vest quarterly over four years.

(In thousands, except per share data)

2C had adopted an option plan (the 2C Plan) that provided for nonqualified stock options for officers, directors and employees. At the time of the merger there were options to purchase 152 shares (after conversion to Avocent options at 0.3553 per outstanding option) of common stock outstanding under the 2C Plan. Options under this plan generally expire 10 years from the date of grant. Purchase prices for common stock subject to options issued under the 2C Plan generally approximate the fair market value of the related shares at the date of grant. Generally, options vest annually over two years.

Avocent has adopted four additional stock option plans, the 2000 Stock Option Plan (the 2000 Plan), the 2000 Transition Nonstatutory Stock Option Plan (the Transition Plan), the Avocent Corporation 2003 Stock Option Plan (the 2003 Plan), and the Avocent Corporation 2003 Inducement Plan (the Inducement Plan). The 2000 Stock Option Plan, which provides for nonqualified and incentive stock options for officers, directors and employees, reserved a total of 6,000 shares of common stock for issuance pursuant to the 2000 Plan. Options under the 2000 Plan will generally expire 10 years from the date of grant. Purchase prices for common stock subject to options issued under the 2000 Plan generally approximate the fair market value of the related shares at the date of grant. Generally, options vest over two to four years.

The 2000 Transition Nonstatutory Stock Option Plan, which provides for non-qualified and incentive stock options for employees, reserved a total of 450 shares of common stock for issuance pursuant to the Transition Plan. Options under the Transition Plan will generally expire 10 years from the date of grant. Purchase prices for common stock subject to options issued under the Transition Plan generally approximate the fair market value of the related shares at the date of grant. Generally, options vest over four years.

The 2003 Plan, which provides for nonqualified and incentive stock options for officers, directors and employees, reserved a total of 2,000 shares of common stock for issuance pursuant to the 2003 Plan. The Inducement Plan, which provides for nonqualified and incentive stock options for new employees, reserved a total of 500 shares of common stock for issuance pursuant to the Inducement Plan. Options under the 2003 Plan and the Inducement Plan will generally expire 10 years from the date of grant. Purchase prices for common stock subject to options issued under the 2003 Plan and the Inducement Plan generally approximate the fair market value of the related shares at the date of grant. Generally, options vest over two to four years.

Pertinent information regarding the Company's plans is as follows:

	Number of Options	Range of Exercise Prices	Weighted Average Exercise Price
Options outstanding, December 31, 2000	5,834	$ 0.11 – $ 70.94	$ 27.52
Options assumed upon acquisition of Equinox	675	$ 3.28 – $ 21.32	$ 14.65
Options granted	1,672	$ 14.25 – $ 37.44	$ 22.29
Options forfeited and cancelled	(205)	$ 5.50 – $ 69.63	$ 26.18
Options exercised	(793)	$ 0.11 – $ 30.38	$ 11.70
Options outstanding, December 31, 2001	7,183	$ 0.11 – $ 70.94	$ 26.88
Options assumed upon acquisition of 2C	152	$ 14.08	$ 14.08
Options granted	2,022	$ 12.86 – $ 27.30	$ 20.90
Options forfeited and cancelled	(606)	$ 5.50 – $ 58.38	$ 36.40
Options exercised	(808)	$ 0.11 – $ 22.85	$ 12.85
Options outstanding, December 31, 2002	7,943	$ 0.11 – $ 70.94	$ 25.82
Options granted	1,645	$ 21.79 – $ 38.20	$ 27.65
Options forfeited and cancelled	(201)	$ 0.11 – $ 68.56	$ 25.26
Options exercised	(1,978)	$ 0.11 – $ 30.38	$ 16.59
Options outstanding, December 31, 2003	7,409	$ 0.11 – $ 70.94	$ 28.70

(In thousands, except per share data)

Included in the stock options outstanding at December 31, 2001, were 290 shares for which vesting was accelerated as the result of employment agreements for certain employees that terminated during 2001. These options would have been forfeited had the vesting not been accelerated. As a result, the Company recorded compensation expense in 2001 of approximately $2,600 based on the excess of the intrinsic value at the acceleration date over the intrinsic value at the grant date. There were no options with accelerated vesting outstanding as of December 31, 2003 or 2002. However, in the first quarter of 2002, the Company allowed shares issued upon the exercise of certain stock options by a former executive of the Company to be traded as payment for the cost of the options and related taxes. Under applicable accounting rules, this cashless exercise required variable plan accounting for these options. As a result, the Company recorded approximately $2,000 of compensation expense in the first quarter of 2002.

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exerciseable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.11 - $ 9.48	368	4.11	$ 8.63	368	$ 8.63
$ 10.05 - $ 20.00	1,001	5.90	$ 14.21	726	$ 13.65
$ 20.10 - $ 29.38	4,133	8.17	$ 24.01	1,738	$ 23.41
$ 30.21 - $ 44.25	239	8.93	$ 35.39	47	$ 32.41
$ 46.19 - $ 70.94	1,668	6.72	$ 52.50	1,438	$ 52.51
	7,409			4,317	

The options above were issued with exercise prices that approximated fair value at the date of grant. At December 31, 2003, 2,239 shares are available for grant under the Company's stock option plans.

On December 6, 2000, the stockholders approved an employee stock purchase plan for all Avocent employees (the AESPP), through which qualified employees may participate in common stock ownership. The AESPP qualifies as a non-compensatory plan under Section 423 of the Internal Revenue Code. The Company has reserved 1,500 shares of common stock for issuance under the AESPP. The price of stock purchased under the AESPP is generally 85% of the lower of the fair market value of the common stock (i) at the beginning of the offering period or (ii) at the end of the purchase period. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. The AESPP administrator administers and interprets all rules and regulations applicable to the AESPP. Pursuant to the AESPP, 131 shares were issued at a weighted average price of $13.84 per share for the year ended December 31, 2003, 78 shares were issued at a weighted average price of $16.01 per share for the year ended December 31, 2002 and 37 shares were issued at a weighted average price of $21.63 per share for the year ended December 31, 2001.

15. Retirement Plans

The Company sponsors a 401(k) savings plan covering substantially all U.S. employees and a profit-sharing plan covering substantially all international employees. Under the 401(k) savings plan, the Company makes discretionary contributions to match 50% of an employee's contributions up to 6% of the employee's compensation. The Company may also elect to make additional discretionary contributions as determined by its Board of Directors. No discretionary contributions were made during the years ended December 31, 2003, 2002 or 2001 under the 401(k) savings plan. The Company's expense for contributions under these plans totaled approximately $1,072, $907 and $710 for the years ended December 31, 2003, 2002 and 2001, respectively.

(In thousands, except per share data)

16. Segment Reporting

The Company has evaluated, and will periodically re-evaluate, its business in light of the segment reporting requirements prescribed by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Avocent has determined that it should report its operations as a single operating segment. However, the Company supplementally reports sales by geographic region, as well as by customer type. Following is a presentation of sales by geographic region for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Net sales:			
United States	$ 182,153	$ 155,589	$ 159,799
International	122,085	105,011	96,112
	$ 304,238	$ 260,600	$ 255,911

Following is a presentation of sales by customer type for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Net sales:			
Branded	$ 164,684	$ 140,888	$ 139,457
OEM	139,554	119,712	116,454
	$ 304,238	$ 260,600	$ 255,911

More than 90% of the Company's revenue was derived from its KVM products during each of 2003, 2002 and 2001.

The Company sells its products internationally to customers in several countries. Sales to customers in the United Kingdom, including sales to the European distribution center of an OEM customer, accounted for $30,334, $38,559 and $37,551 in 2003, 2002 and 2001 respectively. No other country accounted for more than 10% of sales in 2003, 2002 or 2001.

As of December 31, 2003, long-lived assets totaled $277,925, which includes $267,048 held in the U.S. and $10,877 held outside of the U.S. As of December 31, 2002, long-lived assets totaled $282,262, which includes $280,513 held in the U.S. and $1,749 held outside of the U.S.

17. Summarized Quarterly Financial Data (Unaudited)

The following table presents unaudited quarterly operating results for each of the Company's last eight fiscal quarters. This information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the data.

	Three Months Ended			
	March 28, 2003	June 27, 2003	September 26, 2003	December 31, 2003
Net sales	$ 71,162	$ 70,612	$ 76,482	$ 85,982
Gross profit	$ 39,597	$ 40,685	$ 43,573	$ 47,971
Income from operations	$ 9,970	$ 8,751	$ 14,893	$ 12,276
Net income	$ 8,167	$ 7,345	$ 13,476	$ 9,559
Net income per share [1]:				
Basic	$ 0.18	$ 0.16	$ 0.29	$ 0.20
Diluted	$ 0.17	$ 0.16	$ 0.28	$ 0.20

(In thousands, except per share data)

	Three Months Ended			
	March 29, 2002	June 28, 2002	September 27, 2002	December 31, 2002
Net sales	$ 62,103	$ 63,018	$ 64,490	$ 70,988
Gross profit	$ 30,263	$ 31,616	$ 33,238	$ 36,610
Income (loss) from operations	$ (1,394)	$ 3,879	$ 326	$ 7,314
Net income (loss)	$ 303	$ 3,567	$ (325)	$ 7,193
Net income (loss) per share [1]:				
Basic	$ 0.01	$ 0.08	$ (0.01)	$ 0.16
Diluted	$ 0.01	$ 0.08	$ (0.01)	$ 0.16

(1) The net income (loss) per share for each quarter within a fiscal year does not equal the total net income (loss) per share for the particular fiscal year due to variations in the estimated value of the Company's Common stock during the year and the effect these variations had on the shares outstanding calculation.

18. Patent Litigation

In May 2001, the Company filed a complaint for patent infringement in the United States District Court for the Southern District of New York against Raritan Computer Inc. The Raritan complaint sought injunctive relief, damages, attorneys' fees and costs under three patents. After a seven day bench trial in New York in January of 2002, U.S. District Judge Milton Pollack found that there was no infringement of these patents by Raritan and ordered that judgment be entered in favor of Raritan.

In April 2003, the United States Court of Appeals for the Federal Circuit issued its ruling on the Company's appeal in this patent litigation. The Court of Appeals ruled in the Company's favor by vacating the non-infringement decision of the District Court for the Southern District of New York and remanding the case for further proceedings consistent with the Court of Appeals' opinion.

In September 2003, Raritan petitioned the United States Supreme Court for a Writ of Certiorari to review the Court of Appeals decision. The Supreme Court declined to review Raritan's petition in December 2003, and the case is now back before the United States District Court for the Southern District of New York.

In October 2003, the Company filed a complaint for patent infringement in the United States District Court for the Northern District of Alabama against ClearCube Technology, Inc. The ClearCube complaint seeks injunctive relief, damages, attorneys' fees, and costs under three Avocent patents. ClearCube has filed counterclaims alleging non-infringement, unenforceability, invalidity, and misuse of the Avocent patents.

(In thousands, except per share data)

19. Subsequent Event

On January 6, 2004, the Company acquired Crystal Link Technologies (Crystal Link) for an initial payment of cash and stock of approximately $7,000, plus assumed liabilities of approximately $1,200 and acquisition costs of approximately $175. The purchase agreement calls for additional potential earn-out payments of up to $5,000 based on future technical enhancements and achievement of certain sales goals. Crystal Link, headquartered in Escondido, California, has developed wireless technology for KVM switching and extension products, which is incorporated into the Company's LongView Wireless product.

The acquisition will be recorded under the purchase method of accounting in the first quarter of 2004, and the purchase price will be allocated based on the fair value of the assets acquired and liabilities assumed. In accordance with generally accepted accounting principles, purchased research and development costs allocated to patent-pending technology will be capitalized and will be amortized over the respective estimated useful lives. The remaining amounts of purchased research and development will be expensed as of the closing of the transaction. The goodwill recorded as a result of the acquisition will not be amortized but will be included in the Company's annual review of goodwill for impairment. A summary of the total purchase consideration is as follows:

A summary of the total purchase consideration, excluding the potential earn-out considerations of $5,000, is as follows:

Cash paid for outstanding shares	$ 3,500
Value of common stock issued for outstanding shares	3,500
Acquisition costs	175
Total purchase consideration	$ 7,175

The acquisition was funded through available cash and by the issuance of 107 shares of Avocent common stock. The preliminary purchase allocation is expected to be complete in the Company's first quarter of 2004.

Avocent

Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805
Tel: 256.430.4000
www.avocent.com

Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805
Tel: 256.430.4000
www.avocent.com

Avocent®

The Power of Being There®

Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805
Tel: 256.430.4000
www.avocent.com